Claymore Securities Defined Portfolios, Series 309


                   Strategic Equity Allocation Trust, Series 8

                    Global Water Equities Portfolio, Series 4




                                 [Claymore Logo]



                      PROSPECTUS PART A DATED JUNE 29, 2006



                  Diversified portfolios containing securities
                      selected by Claymore Securities, Inc.






                 The Securities and Exchange Commission has not approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus.
           Any representation to the contrary is a criminal offense.



================================================================================
 INVESTMENT SUMMARY


                                    Overview

     Claymore Securities Defined Portfolios, Series 309 is a unit investment trust that consists of the Strategic Equity Allocation Trust, Series 8 (the "Strategic Equity Trust") and the Global Water Equities Portfolio, Series 4 (the "Global Water Trust") (collectively referred to as the "trusts" and individually referred to as a "trust"). Claymore Securities, Inc. ("Claymore" or the "sponsor") serves as the sponsor of the trusts.

     The Strategic Equity Trust is scheduled to terminate in approximately 15 months. The Global Water Trust is scheduled to terminate in approximately 3 years.



================================================================================
 STRATEGIC EQUITY ALLOCATION
 TRUST, SERIES 8


     Use this Investment Summary to help you decide whether an investment in this trust is right for you. More detailed information can be found later in this prospectus.

                              Investment Objective

     The Strategic Equity Trust seeks to maximize total return through investing in domestic stocks of large-capitalization, mid-capitalization and small-capitalization ("multi-cap") companies.

                          Principal Investment Strategy

     The trust includes domestic stocks of companies that the sponsor believes are well positioned to meet the trust's investment objective. The trust includes large-capitalization, mid-capitalization and small-capitalization stocks. Within each of these capitalization ranges, the trust contains stocks from both the value and growth investment styles, in approximately equal proportions.

     The portfolio provides a high level of diversification by selecting stocks from 10 of the sectors of the economy as defined by Global Industry Classification Standards ("GICS") in weights that approximate the Russell 3000(R) Index, a domestic broad-market, multi-cap index.

     See "Investment Policies" in Part B of the prospectus for more information.

                               Security Selection

     The sponsor selects domestic companies that it believes are core holdings of a well-diversified, domestic, multi-cap portfolio, which may include real estate investment trusts ("REITs"). To select the portfolio the sponsor follows a very disciplined process which includes both quantitative screening and qualitative analysis.

     The sponsor begins with the companies currently in the Russell 3000(R) Index and separates these 3000 companies into sixty groups based on capitalization, style and GICS sector. The sponsor then reduces the 3000 companies to approximately 500 by performing quantitative screening based primarily on factors such as, but not limited to:

     o Valuation. The sponsor may screen for reasonably valued companies based on measures such as price to earnings, price to book and price to cash flow.

     o Growth. The sponsor may screen for companies with a history of better than average growth of revenues, earnings and dividends (if applicable).

     o Profitability. The sponsor may screen for companies with a history of consistent and high profitability as measured by return on assets, return on equity, gross margin and net margin.

     The sponsor then reduces the 500 companies to approximately 100 by performing qualitative analysis based on factors such as, but not limited to:

     o Balance Sheet. The sponsor favors companies who possess overall financial strength and exhibit balance sheet improvements relative to their peers and the marketplace.

     o Valuation. The sponsor favors companies whose valuations appear to be attractive based on measures such as price to earnings, price to book and price to cash flow.

     o Growth. The sponsor favors companies with a history of (and prospects for) above average growth of revenues, earnings and dividends (if applicable).

     o Profitability. The sponsor favors companies with a history of (and prospects for) consistent and high profitability as measured by return on assets, return on equity, gross margin and net margin.

     For the final step the sponsor weights the selected stocks so that the portfolio has a capitalization, style, and sector representation that closely resembles that of the Russell 3000(R) Index.

                                  Future Trusts

     The sponsor intends to create future trusts that follow the same investment strategy. One such trust is expected to be available approximately three months after the trust's initial date of deposit (the "Inception Date") and upon the trust's termination. The sponsor believes that investing in subsequent trusts will give investors an opportunity to continue to pursue the trust's investment objective by investing in professionally-selected portfolios that will be assembled through the reapplication of the trust's investment strategy. If these future trusts are available, you may be able to reinvest into one of the trusts at a reduced sales charge. Each trust is designed to be part of a longer term strategy.


--------------------------------------------------------------------------------
                              Essential Information
                           (as of the Inception Date)



     Inception Date                    June 29, 2006

     Unit Price                               $10.00

     Termination Date             September 26, 2007

     Distribution Date  25th day of January and July
                       (commencing January 25, 2007)

     Record Date        15th day of January and July
                       (commencing January 15, 2007)


     CUSIP Numbers

     Cash Distributions
     Standard Accounts                   18385A666
     Fee Account Cash                    18385A682

     Reinvested Distributions
     Standard Accounts                   18385A674
     Fee Account Reinvest                18385A690


     Ticker                                 CSEAHX


     Portfolio Diversification
                                       Approximate
     Sector                   Portfolio Percentage
     -----                      ------------------
     Consumer Discretionary               12.01%
     Consumer Staples                      8.30
     Energy                                8.74
     Financials                           21.33
     Health Care                          13.23
     Industrials                          11.66
     Information Technology               15.60
     Materials                             2.75
     Telecommunication Services            2.63
     Utilities                             3.75
                                         ------
     Total                               100.00%
                                         ------


     Market                            Approximate
     Capitalization           Portfolio Percentage
     ------------------         ------------------
     Small-Capitalization                  12.54%
     Mid-Capitalization                    15.04
     Large-Capitalization                  72.42
                                          ------
     Total                                100.00%
                                          ------


     Minimum Investment
     All accounts                             $250
--------------------------------------------------------------------------------

                                 Principal Risks

     As with all investments, you can lose money by investing in the trust. The trust also might not perform as well as you expect. This can happen for reasons such as these:

     o Stock prices can be volatile. The value of your investment may fall over time. Market value fluctuates in response to various factors. These can include stock market movements, purchases or sales of securities by the trust, government policies, litigation, and changes in interest rates, inflation, the financial condition of the securities' issuer or even perceptions of the issuer.

     o The trust invests in stocks issued by small-capitalization or mid-capitalization companies. These stocks customarily involve more investment risk than stocks of large-capitalization companies. Small-cap and mid-cap companies may have limited product lines, markets or financial resources and may be vulnerable to adverse general market or economic developments.

     o The sponsor does not actively manage the portfolio. The trust will generally hold, and may continue to buy, the same stocks even though the stock's outlook, market value or yield may have changed.

     o Inflation may decrease the value of money. Inflation may lead to a decrease in the value of assets or income from investments.

     o Share prices or dividend rates on the stocks may decline during the life of the trust. There is no guarantee that the issuers of the stocks will declare dividends in the future and if declared, whether they will remain at current levels or increase over time.

     See "Investment Risks" in Part A of the prospectus and "Risk Factors" in Part B of the prospectus for additional information.

                                Who Should Invest

     You should consider this investment if:

     o You want to own a defined portfolio of stocks of core domestic companies.

     o    You seek total return primarily through capital appreciation.

     o The trust represents only a portion of your overall investment portfolio.

     You should not consider this investment if:

     o You are uncomfortable with the risks of an unmanaged investment in stocks.

     o    You want high current income or capital preservation.

                                Fees and Expenses

     The amounts below are estimates of the direct and indirect expenses that you may incur based on a $10 unit price. Actual expenses may vary.

                         Percentage
                         of Public       Amount Per
                          Offering         $1,000
Investor Fees              Price        Invested (4)
------------              ---------       ---------
Initial sales fee
  paid on purchase (1)          1.00%        $10.00
Deferred sales fee (2)          1.45          14.50
Creation and
  development Fee (3)           0.50           5.00
                               -----          -----
Maximum sales fees
  (including creation
  and development fee)          2.95%        $29.50
                               =====          =====


Investor Fees

Estimated organization costs
  (amount per 100 units paid by
  trust at end of initial offering
  period or after six months, at
  the discretion of the sponsor)        $8.00
                                        =====

                        Approximate
Annual Fund             % of Public
Operating                 Offering       Amount Per
Expenses                  Price (4)      100 Units
------------              ---------       ---------
Trustee's fee                0.0950%       $0.950
Sponsor's supervisory fee    0.0300         0.300
Evaluator's fee              0.0350         0.350
Bookkeeping and
  administrative fee         0.0350         0.350
Estimated other trust
  operating expenses (5)     0.0951         0.951
                             ------        ------
  Total                      0.2901%       $2.901
                             ======        ======

(1) The initial sales fee provided above is based on the unit price on the Inception Date. Because the initial sales fee equals the difference between the maximum sales fee and the sum of the remaining deferred sales fee and the creation and development fee ("C&D Fee") (as described below), the percentage and dollar amount of the initial sales fee will vary as the unit price varies and after deferred charges begin. Despite the variability of the initial sales fee, each investor is obligated to pay the entire applicable maximum sales fee.

(2) The deferred sales fee is fixed at $0.145 per unit and is deducted in monthly installments of $0.0483 per unit on the last business day of each month in October and November 2006 and $0.0484 per unit on the last business day of December 2006. The percentage provided is based on a $10 unit as of the Inception Date and the percentage amount will vary over time.

(3) The C&D Fee compensates the sponsor for creating and developing your trust. The actual C&D Fee is $0.050 per unit and is paid to the sponsor at the close of the initial offering period, which is expected to be approximately three months from the Inception Date. The percentages provided are based on a $10 unit as of the Inception Date and the percentage amount will vary over time. If the unit price exceeds $10.00 per unit, the C&D Fee will be less than 0.50% of the Public Offering Price; if the unit price is less than $10.00 per unit, the C&D Fee will exceed 0.50% of the Public Offering Price.

(4) Based on 100 units with a $10 per unit Public Offering Price as of the Inception Date.

(5)  Other  operating   expenses  do  not  include   brokerage  cost  and  other
     transactional fees.


                                     Example

     This example helps you compare the costs of this trust with other unit trusts and mutual funds. In the example we assume that you reinvest your investment in a new trust every year, the expenses do not change and the trust's annual return is 5%. Your actual returns and expenses will vary. Based on these assumptions, you would pay these expenses for every $10,000 you invest:

     1 year                             $     407
     3 years                                1,030
     5 years                                1,676
     10 years                               3,394

     These amounts are the same regardless of whether you sell your investment at the end of a period or continue to hold your investment. The example does not consider any brokerage fees the trust pays or any transaction fees that broker-dealers may charge for processing redemption requests.

                      Estimated Annual Income Distributions

     The portfolio's estimated annual income distributions are $0.1014 per unit for the first year. The amount of distributions may increase or decrease as securities in the portfolio mature, are called or are sold, as the dividends received change or as fees and expenses increase or decrease. Estimated distributions assume that all of the securities and expected dividends are delivered to the portfolio. These figures are estimates as of the business day prior to the Inception Date; actual payments may vary.

     See "Expenses of the Trust" in Part B of the prospectus for additional information.


                                 Trust Portfolio
Claymore Securities Defined Portfolios, Series 309
Strategic Equity Allocation Trust, Series 8
The Trust Portfolio as of the Inception Date, June 29, 2006
------------------------------------------------------------------------------------------------------------------
                                                                          Initial      Per Share       Cost To
   Ticker    Company Name (1)                                             Shares         Price    Portfolio (2)(3)
------------------------------------------------------------------------------------------------------------------
             Consumer Discretionary
   ANF         Abercrombie & Fitch Company                                  45         $ 55.2100  $ 2,484.45
   EAT         Brinker International, Inc.                                  30           35.4100    1,062.30
   CAKE        Cheesecake Factory Inc.                                      23           25.7800      592.94
   COH         Coach, Inc.                                                  65           28.6400    1,861.60
   GPC         Genuine Parts Company                                        26           41.2100    1,071.46
   HD          Home Depot, Inc.                                             58           36.1600    2,097.28
   JOSB        Jos. A. Bank Clothiers, Inc.                                 26           22.7300      590.98
   MCD         McDonald's Corporation                                       66           31.9700    2,110.02
   NKE         NIKE, Inc.                                                   23           79.7200    1,833.56
   PNRA        Panera Bread Company                                          9           65.5800      590.22
   RARE        Rare Hospitality International, Inc.                         30           28.0000      840.00
   TOL         Toll Brothers, Inc.                                          33           25.6000      844.80
   DIS         Walt Disney Company                                          72           29.3800    2,115.36
             Consumer Staples
   ACV         Alberto-Culver Company                                       12           47.5200      570.24
   MO          Altria Group, Inc.                                           27           73.0500    1,972.35
   CPB         Campbell Soup Company                                        27           36.7900      993.33
   COST        Costco Wholesale Corporation                                 27           56.0600    1,513.62
   CVS         CVS Corporation                                              51           29.6000    1,509.60
   PEP         PepsiCo, Inc.                                                33           58.9100    1,944.03
   WAG         Walgreen Company                                             45           44.3500    1,995.75
   WMT         Wal-Mart Stores, Inc.                                        42           47.9200    2,012.64
             Energy
   APA         Apache Corporation                                           23           65.3800    1,503.74
   BJS         BJ Services Company                                          53           35.5300    1,883.09
   XEC         Cimarex Energy Company                                       19           39.6500      753.35
   COP         ConocoPhillips                                               23           64.1400    1,475.22
   EOG         EOG Resources, Inc.                                          28           66.4300    1,860.04
   XOM         Exxon Mobil Corporation                                      31           61.1200    1,894.72
   HELX        Helix Energy Solutions Inc.                                  22           34.2600      753.72
   OXY         Occidental Petroleum Corporation                             15          101.5800    1,523.70
   VLO         Valero Energy Corporation                                    24           63.4300    1,522.32
             Financials
   AGE         A.G. Edwards, Inc.                                           34           52.7600    1,793.84
   AFL         AFLAC Inc.                                                   36           45.5700    1,640.52
   ALAB        Alabama National BanCorporation                              23           66.0500    1,519.15
   AXP         American Express Company                                     22           52.1800    1,147.96
   BAC         Bank of America Corporation                                  35           47.6500    1,667.75
   COF         Capital One Financial Corporation                            20           84.8900    1,697.80
   CIT         CIT Group, Inc.                                              32           51.4500    1,646.40
   C           Citigroup Inc.                                               35           47.8500    1,674.75
   FRC         First Republic Bank                                          38           43.3000    1,645.40
   BEN         Franklin Resources Inc.                                      14           83.7500    1,172.50


                           Trust Portfolio (continued)

Claymore Securities Defined Portfolios, Series 309
Strategic Equity Allocation Trust, Series 8
The Trust Portfolio as of the Inception Date, June 29, 2006
------------------------------------------------------------------------------------------------------------------
                                                                          Initial      Per Share       Cost To
   Ticker    Company Name (1)                                             Shares         Price    Portfolio (2)(3)
------------------------------------------------------------------------------------------------------------------
             Financials (continued)
   GDW         Golden West Financial Corporation                            23         $ 73.2400  $ 1,684.52
   GS          Goldman Sachs Group Inc.                                     11          146.4900    1,611.39
   HIG         Hartford Financial Services Group, Inc.                      20           82.2500    1,645.00
   MI          Marshall & Ilsley Corporation                                37           44.9500    1,663.15
   MET         MetLife, Inc.                                                34           49.5400    1,684.36
   NTRS        Northern Trust Corporation                                   21           54.0100    1,134.21
   SNV         Synovus Financial Corporation                                58           26.1600    1,517.28
   TROW        T. Rowe Price Group Inc.                                     21           36.1900      759.99
   WB          Wachovia Corporation                                         31           53.5500    1,660.05
   WFC         Wells Fargo & Company                                        25           66.2500    1,656.25
   ZNT         Zenith National Insurance Corporation                        39           39.0500    1,522.95
             Health Care
   ABT         Abbott Laboratories                                          43           42.1900    1,814.17
   AET         Aetna Inc.                                                   47           39.3700    1,850.39
   AMGN        Amgen Inc.                                                   28           63.9400    1,790.32
   BMET        Biomet, Inc.                                                 37           31.5000    1,165.50
   BSTE        Biosite Inc.                                                 37           45.0600    1,667.22
   CMN         Cantel Medical Corporation                                   49           13.0700      640.43
   CYH         Community Health Systems Inc.                                18           35.7600      643.68
   CVD         Covance Inc.                                                 19           60.9500    1,158.05
   GILD        Gilead Sciences, Inc.                                        33           56.0900    1,850.97
   JNJ         Johnson & Johnson                                            31           59.2300    1,836.13
   STJ         St. Jude Medical, Inc.                                       58           31.6200    1,833.96
   UNH         UnitedHealth Group Inc.                                      41           44.4300    1,821.63
   WLP         WellPoint Inc.                                               26           71.7400    1,865.24
             Industrials
   MMM         3M Company                                                   19           79.2800    1,506.32
   CAT         Caterpillar Inc.                                             21           72.7100    1,526.91
   DHR         Danaher Corporation                                          24           62.9700    1,511.28
   GD          General Dynamics Corporation                                 26           64.0600    1,665.56
   LLL         L-3 Communications Holdings, Inc.                            11           72.9700      802.67
   NSC         Norfolk Southern Corporation                                 45           50.9800    2,294.10
   ODFL        Old Dominion Freight Line, Inc.                              56           34.9400    1,956.64
   OSK         Oshkosh Truck Corporation                                    21           47.0200      987.42
   PCAR        Paccar Inc.                                                  19           79.2000    1,504.80
   COL         Rockwell Collins, Inc.                                       18           54.1000      973.80
   SKYW        SkyWest, Inc.                                                55           23.6000    1,298.00
   UPS         United Parcel Service, Inc.                                  19           81.2000    1,542.80


                           Trust Portfolio (continued)

Claymore Securities Defined Portfolios, Series 309
Strategic Equity Allocation Trust, Series 8
The Trust Portfolio as of the Inception Date, June 29, 2006
------------------------------------------------------------------------------------------------------------------
                                                                          Initial      Per Share       Cost To
   Ticker    Company Name (1)                                             Shares         Price    Portfolio (2)(3)
------------------------------------------------------------------------------------------------------------------
             Information Technology
   APH         Amphenol Corporation                                         13         $ 53.6400    $ 697.32
   BCSI        Blue Coat Systems, Inc.                                     112           16.2700    1,822.24
   CSCO        Cisco Systems, Inc.                                          85           19.3800    1,647.30
   CTSH        Cognizant Technology Solutions Corporation                   11           63.6000      699.60
   CSC         Computer Sciences Corporation                                20           55.3100    1,106.20
   DELL        Dell Inc.                                                    69           23.8500    1,645.65
   DRIV        Digital River, Inc.                                          22           40.5700      892.54
   EBAY        eBay Inc.                                                    58           28.7500    1,667.50
   EMC         EMC Corporation                                             101           11.2500    1,136.25
   INTC        Intel Corporation                                            89           18.6600    1,660.74
   JBL         Jabil Circuit, Inc.                                          52           24.2200    1,259.44
   MSFT        Microsoft Corporation                                        71           23.1600    1,644.36
   MOT         Motorola, Inc.                                               59           19.3100    1,139.29
   NATI        National Instruments Corporation                             34           26.3500      895.90
   NSM         National Semiconductor Corporation                           31           22.4900      697.19
   ORCL        Oracle Corporation                                          113           14.5800    1,647.54
   PAYX        Paychex, Inc.                                                41           39.5700    1,622.37
   YHOO        Yahoo! Inc.                                                  51           31.9200    1,627.92
             Materials
   APD         Air Products & Chemicals, Inc.                               24           61.9400    1,486.56
   DOW         Dow Chemical Company                                         40           37.7500    1,510.00
   ROH         Rohm & Haas Company                                          24           48.2300    1,157.52
             Telecommunication Services
   AT          Alltel Corporation                                           32           61.5900    1,970.88
   VZ          Verizon Communications Inc.                                  61           32.6100    1,989.21
             Utilities
   EXC         Exelon Corporation                                           15           56.5100      847.65
   MDU         MDU Resources Group, Inc.                                    33           35.6700    1,177.11
   OTTR        Otter Tail Corporation                                       32           26.0800      834.56
   PPL         PPL Corporation                                              41           31.4500    1,289.45
   STR         Questar Corporation                                           3           79.5300      238.59
   SO          Southern Company                                             40           31.8000    1,272.00
                                                                                                  ----------
                                                                                                  $150,712.52
                                                                                                  ==========


(1) All securities are represented entirely by contracts to purchase securities, which were entered into by the sponsor on June 28, 2006. All contracts for securities are expected to be settled by the initial settlement date for the purchase of units.
(2) Valuation of securities by the evaluator was made using the market value per share as of the Evaluation Time on June 28, 2006. For securities quoted on a national or foreign securities exchange or Nasdaq National Market System, securities are generally valued at the closing sales price.
(3)  There was a $114 loss to the sponsor on the Inception Date.



================================================================================
 GLOBAL WATER EQUITIES PORTFOLIO, SERIES 4


     Use this Investment Summary to help you decide whether an investment in this trust is right for you. More detailed information can be found later in this prospectus

                              Investment Objective

     The Global Water Trust seeks to maximize total return through capital appreciation with a secondary objective of current income.

                    Significant Facts Regarding Global Water1

     The sponsor considers the following to be significant facts regarding the global water business:

     o    "More than one out of six people lack access to safe drinking water."

     o    "More than two out of six lack adequate sanitation."

     o "As the per capita use increases due to changes in lifestyle and as population increases as well, the proportion of water for human use is increasing."

     World Water Council
     http://www.worldwatercouncil.org/index.php?id=25
     ------------------------------------------------
     Last update: March 2, 2006


     o "Clean and safe water is critical for human and ecosystem health. Our nation's livelihood depends, in large part, on the quality of our water - for drinking, swimming, recreation, economic uses, and other benefits of healthy ecosystems."

     o "Over the past 20 years communities have spent more than $1 trillion...on drinking water treatment and supply and wastewater treatment and disposal. However, the infrastructure that provides us with drinking water and treats our waste water is aging. Much of it was constructed in the period following World War II and will be reaching the end of its useful life in the next 20-40 years. As a nation, we will be challenged to ensure that we can keep pace with the infrastructure needs of the future."

     Environmental Protection Agency
     http://www.epa.gov/water/infrastructure
     ---------------------------------------
     Last updated: May 24, 2006


                          Principal Investment Strategy

     The trust consists of a portfolio of 30 securities of companies that the sponsor believes have a focus in at least one of the many categories that comprise the global water business. These categories include, but are not limited to, procurement, treatment, purification, filtration and distribution of water and wastewater treatment. The sponsor selects stocks for the trust from within the global water business that it believes have the potential to achieve the trust's investment objective. At least 80% of the trust's assets have a significant connection to the global water business in that the companies represented devote a portion of their operations to, or derive a material portion of their revenues from, water utilities, water treatment, water testing, water infrastructure and water resource management.


                               Security Selection

     The sponsor selects global companies that it believes are core holdings of a well-diversified global water portfolio. To select the portfolio the sponsor begins by identifying a universe of approximately 100 companies that it believes have a significant focus (based on revenues and/or earnings) in the global water business. The sponsor then identifies approximately 30 companies that are diversified across the many global water categories and countries of origin for inclusion in the portfolio through a qualitative analysis based on factors that include, but are not limited to the following:

     1) Valuation: The sponsor favors companies whose valuations appear to be attractive based on measures such as price-to-earnings, price-to-book and price-to-cash flow.

     2) Industry Leadership: The sponsor favors companies that possess a strong competitive position among their domestic and global peers.

     3)  Growth: The sponsor favors companies with a history of (and prospects for) above average growth of sales, earnings and dividends (if applicable).

     The portfolio consists of securities of companies that may devote a portion of their operations, or derive a material portion of their revenues from, one of the following categories of the global water business:


     o Water Utilities: Water utilities are the regulated purveyors of water directly responsible for getting water supplies to residential, commercial and industrial users. Utilities may be public utilities or investor owned utilities.

     o Water Treatment: Treatment refers to the application of technologies and/or processes that alter the composition of water to achieve a beneficial objective in its uses. The most critical treatment objective pertains to the global need for healthy drinking water. Water treatment specifically refers to the process of converting source water to drinking water of sufficient quality to comply with applicable regulations, thereby ensuring the protection of human health, or to treat water in the optimization of an industrial process.

     o Water Testing: This category includes companies that provide services, manufacture instrumentation or develop techniques for the analysis, testing or monitoring of water and/or wastewater quality parameters.

     o Water Infrastructure/Distribution: This category includes companies that supply products that are used as a component in the water infrastructure as it relates to the distribution of water. These companies include, among others, pipe manufacturers, pump, valve and flow control manufacturers, storage tanks and those companies that apply a specific technology or process to pipe rehabilitation, repair or replacement.


     o Water Resource Management: This category includes companies that provide consulting, engineering and technical services in order to develop irrigation systems and other water resource management systems.

     o Conglomerates: The conglomerates category comprises those companies that contribute significantly to the water industry, yet are extensively diversified into other industries or markets such that the contribution of water-related activities is relatively small. These companies may not be conglomerates in the traditional sense, but may have instead sought to apply a particular platform technology, product-line or service capability across several global markets, including water.

                                  Future Trusts

     The sponsor intends to create future trusts that follow the same investment strategy. One such trust is expected to be available approximately six months after the trust's initial date of deposit (the "Inception Date") and upon the trust's termination. The sponsor believes that investing in subsequent trusts will give investors an opportunity to continue to pursue the trust's investment objective by investing in professionally-selected portfolios that will be assembled through the reapplication of the trust's investment strategy. If these future trusts are available, you may be able to reinvest into one of the trusts at a reduced sales charge. Each trust is designed to be part of a longer term strategy.



--------------------------------------------------------------------------------
                              Essential Information
                           (as of the Inception Date)

     Inception Date                    June 29, 2006

     Unit Price                               $10.00

     Termination Date                  June 24, 2009

     Distribution Date  25th day of January and July
                       (commencing January 25, 2007)

     Record Date        15th day of January and July
                       (commencing January 15, 2007)


     CUSIP Numbers

     Cash Distributions
     Standard Accounts                   18385A708
     Fee Account Cash                    18385A724

     Reinvested Distributions
     Standard Accounts                   18385A716
     Fee Account Reinvest                18385A732


     Ticker                                 CGWEDX


     Portfolio Diversification
                                       Approximate
     Sector                   Portfolio Percentage
     -----                      ------------------
     Financials                              1.50%
     Industrials                            57.39
     Materials                              12.35
     Utilities                              28.76
                                           ------
                                           100.00%
                                           ------



     Market                            Approximate
     Capitalization           Portfolio Percentage
     -------------              ------------------
     Small-Capitalization                    73.44%
     Mid-Capitalization                      21.82
     Large-Capitalization                     4.74
                                            ------
     Total                                  100.00%
                                            ------


     Minimum Investment                       $250
--------------------------------------------------------------------------------


                                 Principal Risks

     As with all investments, you can lose money by investing in this trust. The trust also might not perform as well as you expect. This can happen for reasons such as these:


     o Stock prices can be volatile. The value of your investment may fall over time. Market value fluctuates in response to various factors. These can include stock market movements, purchases or sales of securities by the trust, government policies, litigation, and changes in interest rates, inflation, the financial condition of the securities' issuer or even perceptions of the issuer.

     o The sponsor does not actively manage the portfolio. The trust will generally hold, and may continue to buy, the same stocks even though the stock's outlook, market value or yield may have changed.

     o The trust includes securities from the water utility sector. Adverse developments in this sector may significantly affect the value of your units. Companies involved in the utility sector must contend with environmental considerations, taxes, government regulation, price and supply fluctuations, competition and water conservation.

     o The trust includes securities from the industrials sector. Adverse developments in this sector may significantly affect the value of your units. Companies involved in the industrials sector must contend with the state of the economy, intense competitors, domestic and international politics, excess capacity and spending trends.

     o The trust includes stocks issued by small-cap and mid-cap companies. These stocks customarily involve more risk than large-cap or more seasoned stocks. Small-cap and mid-cap companies may have limited product lines, markets or financial resources and may be vulnerable to adverse general market or economic developments.

     o The trust invests in foreign securities. The trust's investment in foreign stocks also presents additional risk. Foreign risk is the risk that foreign stocks will be more volatile than U.S. stocks due to such factors as adverse economic, currency, political, social or regulatory developments in a country, including government seizure of assets, excessive taxation, limitations on the use or transfer of assets, the lack of liquidity or regulatory controls with respect to certain industries or differing legal and/or accounting standards. As with any mutual fund investment, loss of money is a risk of investing.

     o Inflation may decrease the value of money. Inflation may lead to a decrease in the value of assets or income from investments.

     o Share prices or dividend rates on the stocks may decline during the life of the trust. There is no guarantee that the issuers of the stocks will declare dividends in the future and if declared, whether they will remain at current levels or increase over time.

     See "Investment Risks" in Part A of the Prospectus and "Risk Factors" in Part B of the Prospectus for additional information.
                                Who Should Invest

     You should consider this investment if:

     o You want to own a defined portfolio of stocks selected from the water utility and industrial sectors.

     o The trust represents only a portion of your overall investment portfolio.

     You should not consider this investment if:

     o You are uncomfortable with the risks of an unmanaged investment in stocks.

     o    You  are  uncomfortable   with  the  risks  of  investing  in  foreign
          securities.

                                Fees and Expenses

     The amounts below are estimates of the direct and indirect expenses that you may incur based on a $10 unit price. Actual expenses may vary.

                         Percentage
                         of Public       Amount Per
                          Offering         $1,000
Investor Fees              Price        Invested (4)
------------              ---------      ----------
Initial sales fee
  paid on purchase (1)          1.00%        $10.00
Deferred sales fee (2)          2.95          29.50
Creation and
  development Fee (3)           0.50           5.00
                               -----         ------
Maximum sales fees
  (including creation
  and development fee)          4.45%        $44.50
                               =====         ======

Investor Fees

Estimated organization costs
  (amount per 100 units paid
  by trust at end of initial
  offering period or after six
  months, at the discretion of
  the sponsor)                          $8.00
                                        =====
Approximate
Annual Fund             % of Public
Operating                 Offering       Amount Per
Expenses                  Price (4)      100 Units
------------              ---------       ---------
Trustee's fee                   0.0950%       $0.950
Sponsor's supervisory fee       0.0300         0.300
Evaluator's fee                 0.0350         0.350
Bookkeeping and
  administrative fee            0.0350         0.350
Estimated other trust
  operating expenses (5)        0.0431         0.431
                                ------        ------
  Total                         0.2381%       $2.381
                                ======        ======

(1) The initial sales fee provided above is based on the unit price on the trust's inception date (the "Inception Date"). Because the initial sales fee equals the difference between the maximum sales fee and the sum of the remaining deferred sales fee and the creation and development fee ("C&D Fee") (as described below), the percentage and dollar amount of the initial sales fee will vary as the unit price varies and after deferred charges begin. Despite the variability of the initial sales fee, each investor is obligated to pay the entire applicable maximum sales fee.

(2) The deferred sales fee is fixed at $0.295 per unit and is deducted in monthly installments of $0.098 per unit on the last business day of each month in March 2007 and April 2007 and $0.099 in May 2007. The percentage provided is based on a $10 unit as of the Inception Date and the percentage amount will vary over time.

(3) The C&D Fee compensates the sponsor for creating and developing your trust. The actual C&D Fee is $0.050 per unit and is paid to the sponsor at the close of the initial offering period, which is expected to be approximately six months from the Inception Date. The percentages provided are based on a $10 unit as of the Inception Date and the percentage amount will vary over time. If the unit price exceeds $10.00 per unit, the C&D Fee will be less than 0.50% of the Public Offering Price; if the unit price is less than $10.00 per unit, the C&D Fee will exceed 0.50% of the Public Offering Price.

(4) Based on 100 units with a $10 per unit Public Offering Price as of the Inception Date.

(5)  Other  operating   expenses  do  not  include   brokerage  cost  and  other
     transactional fees.



                                     Example

     This example helps you compare the costs of this trust with other unit trusts and mutual funds. In the example we assume that the expenses do not change and the trust's annual return is 5%. Your actual returns and expenses will vary. Based on these assumptions, you would pay these expenses for every $10,000 you invest:

     1 year                             $     553
     3 years                                  604

     These amounts are the same regardless of whether you sell your investment at the end of a period or continue to hold your investment. The example does not consider any brokerage fees paid by the trust or transaction fees that broker-dealers may charge for processing redemption requests.

     See "Expenses of the Trust" in Part B of the prospectus for additional information.

                      Estimated Annual Income Distributions

     The portfolio's estimated annual income distributions are $0.1376 per unit for the first year. The amount of distributions may increase or decrease as securities in the portfolio mature, are called or are sold, as the dividends received change or as fees and expenses increase or decrease. Estimated distributions assume that all of the securities and expected dividends are delivered to the portfolio. These figures are estimated as of the business day prior to the Inception Date; actual payments may vary.

     See "Expenses of the Trust" in Part B of the prospectus for additional information.


                                 Trust Portfolio
Claymore Securities Defined Portfolios, Series 309
Global Water Equities Portfolio, Series 4
The Trust Portfolio as of the Inception Date, June 29, 2006
------------------------------------------------------------------------------------------------------------------
                                                                          Initial      Per Share       Cost To
   Ticker    Company Name (1)                                             Shares         Price    Portfolio (2)(3)
------------------------------------------------------------------------------------------------------------------
                  Financials
     PICO           Pico Holdings, Inc.                                      70        $ 32.1900  $ 2,253.30
                  Industrials
     AMN            Ameron International Corporation                        125          61.1600    7,645.00
     BIOT SP        Bio-Treat Technology Ltd.***                         11,000           0.6821    7,503.10
     FELE           Franklin Electric Company, Inc.                         159          47.8000    7,600.20
     270 HK         Guangdong Investment Ltd.***                         10,000           0.3669    3,669.00
     HYF SP         Hyflux Ltd.***                                        5,000           1.4580    7,290.00
     INSU           Insituform Technologies, Inc.                           345          21.8000    7,521.00
     ITT            ITT Industries, Inc.                                    156          48.4800    7,562.88
     LAYN           Layne Christensen Company                               288          26.2800    7,568.64
     LNN            Lindsay Manufacturing Company                           301          24.8000    7,464.80
     PNR            Pentair, Inc.                                           227          33.3300    7,565.91
     PWEI           PW Eagle, Inc.                                          261          29.0800    7,589.88
     SINO SP        Sinomem Technology Ltd.***                           15,000           0.4944    7,416.00
                  Materials
     CCC            Calgon Carbon Corporation                             1,276           5.7000    7,273.20
     NLC            Nalco Holding Company                                   453          16.5500    7,497.15
     NWPX           Northwest Pipe Company                                  158          24.2100    3,825.18
                  Utilities
     WTR            Aqua America Inc.                                       101          22.4400    2,266.44
     AWG LN         AWG Plc***                                              159          21.3580    3,395.92
     CWT            California Water Service Group                           66          34.0900    2,249.94
     SBS            Companhia de Saneamento Basico do Estado de Sao Paulo   157          21.5500    3,383.35
     CTWS           Connecticut Water Service, Inc.                         108          21.0500    2,273.40
     CWCO           Consolidated Water Company, Inc.**                      145          23.8100    3,452.45
     KEL LN         Kelda Group Plc***                                      246          13.7327    3,378.25
     NWG LN         Northumbrian Water Group Plc***                         774           4.3579    3,373.04
     PNN LN         Pennon Group Plc***                                     139          24.1209    3,352.80
     SJW            SJW Corporation                                          98          23.3300    2,286.34
     AGS SM         Sociedad General de Aguas de Barcelona, S.A.***         126          26.7729    3,373.39
     SPI LN         Spice Holdings Plc***                                   676           4.9623    3,354.53
     UU             United Utilities Plc                                    148          22.9100    3,390.68
     VE             Veolia Environnement                                     76          49.5900    3,768.84
                                                                                                 -----------
                                                                                                 $150,544.61
                                                                                                 ===========


(1) All securities are represented entirely by contracts to purchase securities, which were entered into by the sponsor on June 28, 2006. All contracts for securities are expected to be settled by the initial settlement date for the purchase of units.

(2) Valuation of securities by the evaluator was made using the market value per share as of the Evaluation Time on June 28, 2006. For securities quoted on a national or foreign securities exchange or Nasdaq National Market System, securities are generally valued at the closing sales price.

(3)  There was a $336 loss to the sponsor on the Inception Date.

  * American Depositary Receipt ("ADR").

 **   U.S. listed foreign security.

***   Foreign security listed on a foreign exchange.



================================================================================
 UNDERSTANDING YOUR INVESTMENTS


                                How to Buy Units

     You can buy units of your trust on any business day by contacting your financial professional. Public offering prices of units are available daily on the Internet at www.claymoresecurities.com. The unit price includes:

     o   the value of the stocks,

     o   the initial sales fee, and

     o   cash and other net assets in the portfolio.

     We often refer to the purchase price of units as the "offer price" or the "Public Offering Price." We must receive your order to buy units prior to the close of the New York Stock Exchange (normally 4:00 p.m. Eastern time) to give you the price for that day. If we receive your order after this time, you will receive the price computed on the next business day.

     Value of the Stocks. The sponsor serves as the evaluator of your trust (the "Evaluator"). We determine the value of the stocks as of the close of the New York Stock Exchange on each day that the exchange is open (the "Evaluation Time").

     Pricing the Stocks. We generally determine the value of stocks using the last sale price for stocks traded on a national or foreign securities exchange or the Nasdaq Stock Market. In some cases we will price a stock based on the last asked or bid price in the over-the-counter market or by using other recognized pricing methods. We will only do this if a stock is not principally traded on a national or foreign securities exchange or the Nasdaq Stock Market, or if the market quotes are unavailable or inappropriate. The trustee or its designee will also value foreign securities primarily traded on foreign exchanges at their fair value rather than their market price.

     The sponsor determined the initial prices of the stocks shown in "Trust Portfolio" for your trust in this prospectus. The sponsor determined these initial prices as described above at the close of the New York Stock Exchange on the business day before the date of this prospectus. On the first day we sell units we will compute the unit price as of the close of the New York Stock Exchange or the time the registration statement filed with the Securities and Exchange Commission becomes effective, if later.

     Organization Costs. During the initial offering period, part of your purchase price includes a per unit amount sufficient to reimburse us for some or all of the costs of creating your trust. These costs include the costs of preparing the registration statement and legal documents, legal fees, federal and state registration fees and the initial fees and expenses of the trustee. Your trust will sell stocks to reimburse us for these costs at the end of the initial offering period or after six months, at the discretion of the sponsor.

     Transactional Sales Fee. You pay a fee when you buy units. We refer to this fee as the "transactional sales fee." The transactional sales fee has both an initial and a deferred component and is 2.45% of the Public Offering Price based on a $10 unit for the Strategic Equity Trust and 3.95% of the Public Offering Price based on a $10 unit for the Global Water Trust. This percentage amount of the transactional sales fee is based on the unit price on the Inception Date. Because the transactional sales fee equals the difference between the maximum sales fee and the C&D Fee, the percentage and dollar amount of the transactional sales fee will vary as the unit price varies.

     The transactional sales fee does not include the C&D Fee which is described under "Expenses of the Trust" in Part B of the prospectus and in "Fees and Expenses" in Part A of the prospectus.

     Initial Sales Fee. Based on a $10 unit, the initial sales fee is initially 1% of the Public Offering Price. The initial sales fee, which you will pay at the time of purchase, is equal to the difference between the maximum sales charge (2.95% and 4.45% of the Public Offering Price for the Strategic Equity Trust and the Global Water Trust, respectively) and the sum of the maximum remaining deferred sales fees and the C&D Fee (initially $0.195 and $0.345 per unit for the Strategic Equity Trust and the Global Water Trust, respectively). The dollar amount and percentage amount of the initial sales fee will vary over time.

     Deferred Sales Fee. To keep your money working longer, we defer payment of the rest of the transactional sales fee through the deferred sales fee ($0.145 per unit for the Strategic Equity Trust and $0.295 per unit for the Global Water Trust).

     Reducing Your Sales Fee. We offer a variety of ways for you to reduce the maximum sales fee you pay. It is your financial professional's responsibility to alert us of any discount when you order units. Since the deferred sales fee and the C&D Fee are a fixed dollar amount per unit, your trust must charge the deferred sales fee and the C&D Fee per unit regardless of any discounts. However, if you are eligible to receive a discount such that your total maximum sales fee is less than the fixed dollar amount of the deferred sales fee and the C&D Fee, we will credit you the difference between your maximum sales fee and the sum of the deferred sales fee and the C&D Fee at the time you buy units of a trust by providing you with additional units.

     Large Purchases. You can reduce your maximum sales fee by increasing the size of your investment.

     Investors who make large purchases are entitled to the following sales charge reductions:

     Strategic Equity Trust
                                     Sales Charge
                                   Reductions (as a
                                    % of the Public
     Purchase Amount (1)           Offering Price)
     -----------------              --------------
     Less than $50,000                      0.00%
     $50,000 - $99,999                      0.25
     $100,000 - $249,999                    0.50
     $250,000 - $499,999                    0.75
     $500,000 - $999,999                    1.00
     $1,000,000 or more                     1.50
     Rollover Purchases                     1.00

     (1) Sales charge reductions are computed both on a dollar basis and on the basis of the number of units purchased, at any point of purchase, using the equivalent of 10,000 units to $100,000, 50,000 units to $500,000 etc., and will be applied on that basis which is more favorable to you.


     Global Water Trust
                                     Sales Charge
                                   Reductions (as a
                                    % of the Public
     Purchase Amount (1)           Offering Price)
     -----------------              --------------
     Less than $50,000                      0.00%
     $50,000 - $99,999                      0.25
     $100,000 - $249,999                    0.50
     $250,000 - $499,999                    0.75
     $500,000 - $999,999                    1.50
     $1,000,000 or more                     2.00

     (1) Sales charge reductions are computed both on a dollar basis and on the basis of the number of units purchased, at any point of purchase, using the equivalent of 10,000 units to $100,000, 50,000 units to $500,000 etc., and will be applied on that basis which is more favorable to you.


     You may aggregate unit purchases by the same person on any single day from any one broker-dealer to qualify for a purchase level. You can include these purchases as your own for purposes of this aggregation:

     o   purchases by your spouse or minor
         children, and

     o   purchases by your trust estate or
         fiduciary accounts.

     The discounts described above apply only during the initial offering period.

     There can be no assurance that the sponsor will create future trusts with investment strategies similar to your trust or that may fit within your investment parameters.

     Advisory and Fee Accounts. We eliminate your transactional sales fee for purchases made through registered investment advisers, certified financial planners or registered broker-dealers who charge periodic fees in lieu of commissions or who charge for financial planning or for investment advisory or asset management services or provide these services as part of an investment account where a comprehensive "wrap fee" is imposed (a "Fee Account").

     This discount applies during the initial offering period and in the secondary market. Your financial professional may purchase units with the Fee Account CUSIP numbers to facilitate purchases under this discount, however, we do not require that you buy units with these CUSIP number to qualify for the discount. If you purchase units with these special CUSIP numbers, you may have the distributions automatically reinvest into additional units of your trust or receive cash distributions. We reserve the right to limit or deny purchases of units not subject to the transactional sales charge by investors whose frequent trading activity we determine to be detrimental to your trust. We, as sponsor, will receive and you will pay the C&D Fee. See "Expenses of the Trust" in Part B of the prospectus.

     Exchange or Rollover Option. If you are buying units of the Strategic Equity Trust in the primary market with redemption or termination proceeds from any other Claymore unit trust, you may purchase units at 99% of the maximum Public Offering Price, which may include an upfront sales charge and a deferred sales charge. You may also buy units with this reduced sales fee if you are purchasing units in the primary market with (1) the termination proceeds from a non-Claymore unit trust with a similar investment strategy or (2) the redemption proceeds from a non-Claymore trust if such trust has a similar investment strategy and that trust is scheduled to terminate within 30 days of redemption. To qualify for this sales charge reduction, the termination or redemption proceeds being used to purchase units of the trust must be no more than 30 days old. Such purchases entitled to this sales charge reduction may be classified as "Rollover Purchases."

     Rollover Purchases are also subject to the C&D Fee. See "Expenses of the Trust" in Part B of the prospectus.

     Employees. We do not charge the portion of the transactional sales fee that we would normally pay to your financial professional for purchases made by officers, directors and employees and their family members (spouses, children and parents) of Claymore and its affiliates, or by registered representatives of selling firms and their family members (spouses, children and parents). You pay only the portion of the fee that the sponsor retains. Such purchases are also subject to the C&D Fee. This discount applies during the initial offering period and in the secondary market.

     Dividend Reinvestment Plan. We do not charge any transactional sales fee when you reinvest distributions from your trust into additional units of the trust. Since the deferred sales fee is a fixed dollar amount per unit, your trust must charge the deferred sales fee per unit regardless of this discount. If you elect the distribution reinvestment plan, we will credit you with additional units with a dollar value sufficient to cover the amount of any remaining deferred sales fee that will be collected on such units at the time of reinvestment. The dollar value of these units will fluctuate over time. This discount applies during the initial offering period and in the secondary market.

     See "Purchase, Redemption and Pricing of Units" in Part B of the prospectus for more information regarding buying units.

     How We Distribute Units. We sell units to the public through broker-dealers and other firms. We pay part of the sales fee you pay to these distribution firms when they sell units. The distribution fee paid for a given transaction is as follows:

     Strategic Equity Trust
                                      Concession
                                   per Unit (as a %
     Purchase Amount/               of the Public
     Form of Purchase               Offering Price)
     ----------------                 -----------
     Less than $50,000                      2.25%
     $50,000 - $99,999                      2.00
     $100,000 - $249,999                    1.75
     $250,000 - $499,999                    1.50
     $500,000 - $999,999                    1.25
     $1,000,000 or more                     0.75
     Rollover Purchases                     1.30
     Wrap Account and
       Employee Purchases                   0.00

     We apply these amounts as a percent of the unit price per transaction at the time of the transaction. We also apply the different distribution levels on a unit basis using a10 unit equivalent. For example, if a firm executes a transaction between 10,000 and 24,999 units, it earns 1.75% of the unit price.

     Global Water Trust
                                      Concession
                                   per Unit (as a %
     Purchase Amount/               of the Public
     Form of Purchase               Offering Price)
     ----------------                 -----------
     Less than $50,000                      3.35%
     $50,000 - $99,999                      3.10
     $100,000 - $249,999                    2.85
     $250,000 - $499,999                    2.60
     $500,000 - $999,999                    1.85
     $1,000,000 or more                     1.35
     Rollover Purchases                     2.50
     Fee Account and
       Employee Purchases                   0.00

     We apply these amounts at the time of the transaction. We also apply the different distribution levels on a unit basis using a $10 unit equivalent. For example, if a firm executes a transaction between 10,000 and 24,999 units, it earns 2.85% per unit.

     Broker-dealers and other firms that sell units of certain Claymore unit trusts are eligible to receive additional compensation for volume sales. Such payments will be in addition to the regular concessions paid to dealer firms as set forth in the applicable trust's prospectus. From the Initial Date of Deposit through June 30, 2006, the additional concession is based on total sales of eligible Claymore unit trusts during a calendar quarter as set forth in the following table:


                                  Additional Volume
                                      Concession
                                   (as a percentage
     Primary Offering              of the value of
     Period Sales During           units sold over
     Calendar Quarter                 $3 million)
     ---------------                --------------
     $0 but less than $3 million            0.00%
     $3 million
        but less than $20 million           0.05
     $20 million or more                    0.10

     Dealer firms will not receive additional compensation for the first $3 million sold in units during a calendar quarter. For example, if a dealer firm sells $4 million of eligible units in a calendar quarter, the dealer firm will receive additional compensation of 0.05% of $1 million. Also, if a dealer firm sells $26 million of eligible units in a calendar quarter, the dealer firm will receive additional compensation of 0.10% of $23 million. On and after July 1, 2006, the addition concession schedule will be eliminated and replaced with a program that provides for a payment of 0.10% of the value of eligible Claymore unit trusts sold in the primary market during a calendar quarter so long as the broker-dealers or other firms sell at least $25 million of eligible Claymore unit trusts during the calendar quarter. Eligible unit trusts include all Claymore unit trusts, other than Claymore municipal portfolios, sold in the primary market. In addition, dealer firms will not receive volume concessions on the sale of units which are not subject to a transactional sales charge. However, such sales will be included in determining whether a firm has met the sales level breakpoints for volume concessions.

     Claymore reserves the right to modify or terminate the volume concession program at any time. The sponsor may also pay to certain dealers an administrative fee for information or service used in connection with the distribution of trust units. Such amounts will be in addition to any concessions received for the sale of units.

     We generally register units for sale in various states in the U.S. We do not register units for sale in any foreign country. It is your financial professional's responsibility to make sure that units are registered or exempt from registration if you are a foreign investor or if you want to buy units in another country. This prospectus does not constitute an offer of units in any state or country where units cannot be offered or sold lawfully. We may reject any order for units in whole or in part.

     We may gain or lose money when we hold units in the primary or secondary market due to fluctuations in unit prices. The gain or loss is equal to the difference between the price we pay for units and the price at which we sell or redeem them. We may also gain or lose money when we deposit securities to create units. For example, we lost the amount set forth in "Trust Portfolio" on the initial deposit of securities in the trust.

     See "Purchase, Redemption and Pricing of Units" in Part B of the prospectus for additional information.

                             How to Sell Your Units

     You can sell your units on any business day by contacting your financial professional or, in some cases, the trustee. Unit prices are available daily on the Internet at www.claymoresecurities.com or through your financial professional. We often refer to the sale price of units as the "bid price." You pay any remaining deferred sales fee when you sell or redeem your units. Certain broker-dealers may charge a transaction fee for processing unit redemptions or sale requests.

     Until the end of the initial offering period or six months after the Inception Date, at the discretion of the sponsor, the price at which the trustee will redeem units and the price at which the sponsor may repurchase units include estimated organization costs. After such period, the amount paid will not include such estimated organization costs.

     Selling Units. We intend to, but are not obligated to, maintain a secondary market for units. This means that if you want to sell your units, we may buy them at the current price which is based on their net asset value. We may then resell the units to other investors at the public offering price or redeem them for the redemption price. Our secondary market repurchase price is generally the same as the redemption price. Certain broker-dealers might also maintain a secondary market in units. You should contact your financial professional for current unit prices to determine the best price available. We may discontinue our secondary market at any time without notice. Even if we do not make a market, you will be able to redeem your units with the trustee on any business day for the current price.

     Redeeming Units. You may also be able to redeem your units directly with the trustee, The Bank of New York, on any day the New York Stock Exchange is open. The trustee must receive your completed redemption request prior to the close of the New York Stock Exchange for you to receive the unit price for a particular day. (For what constitutes a completed redemption request, see "Purchase, Redemption and Pricing of Units-Redemption" in the Part B of the prospectus.) If your request is received after that time or is incomplete in any way, you will receive the next price computed after the trustee receives your completed request. Rather than contacting the trustee directly, your financial professional may also be able to redeem your units by using the Investors Voluntary Redemptions and Sales (IVORS) automated redemption service offered through Depository Trust Company.

     If you redeem your units, the trustee will generally send you a payment for your units no later than three business days after it receives all necessary documentation.

     You can generally request an in-kind distribution of the stocks underlying your units if you own units worth at least $25,000 or you originally paid at least that amount for your units. This option is generally available only for stocks traded and held in the United States. If you hold units of the trust, you may not request this option in the last five days of your trust's life. We may modify or discontinue this option at any time without notice. If you request an in-kind distribution of the securities underlying units of the trust, you will incur any distribution or service fees (Rule 12b-1 fees) applicable to those securities.

     Exchange Option. You may be able to exchange your units for units of other Claymore unit trusts at a reduced sales fee. You can contact your financial professional or Claymore for more information about trusts currently available for exchanges. Before you exchange units, you should read the prospectus carefully and understand the risks and fees. You should then discuss this option with your financial professional to determine whether your investment goals have changed, whether current trusts suit you and to discuss tax consequences. To qualify for a reduced sales fee, you must purchase units in a subsequent trust on the same day that you redeem units of your current trust. We may discontinue this option at any time.

     For more complete information regarding selling or redeeming your units, see "Purchase, Redemption and Pricing of Units" in Part B of the prospectus.

                                  Distributions

     Dividends. Your trust generally pays dividends from its net investment income along with any excess capital on each distribution date to unitholders of record on the preceding record date. You can elect to:

     o   reinvest distributions in additional units of your trust at no fee, or

     o   receive distributions in cash.

     You may change your election by contacting your financial professional or the trustee. Once you elect to participate in a reinvestment program, the trustee will automatically reinvest your distributions into additional units at their net asset value on the distribution date. We waive the sales fee for reinvestments into units of your trust. We cannot guarantee that units will always be available for reinvestment. If units are unavailable, you will receive cash distributions. We may discontinue these options at any time without notice.

     In some cases, your trust might pay a special distribution if it holds an excessive amount of principal pending distribution. For example, this could happen as a result of a merger or similar transaction involving a company whose stock is in your portfolio. The amount of your distributions will vary from time to time as companies change their dividends or trust expenses change.

     Reinvest in your Trust. You can keep your money working by electing to reinvest your distributions in additional units of your trust. The easiest way to do this is to have your financial professional purchase units with one of the Reinvestment CUSIP numbers listed in the "Investment Summary" section of this prospectus. You may also make or change your election by contacting your financial professional or the trustee.

     Reports. The trustee will send your financial professional a statement showing income and other receipts of your trust for each distribution. Each year the trustee will also provide an annual report on your trust's activity and certain tax information. You can request copies of stock evaluations to enable you to complete your tax forms and audited financial statements for your trust, if available.

     See "Administration of the Trust" in Part B of the prospectus for additional information.

                                Investment Risks

     All investments involve risk. This section describes the main risks that can impact the value of the stocks in your trust. You should understand these risks before you invest. Recently, equity markets have experienced significant volatility. If the value of the stocks falls, the value of your units will also fall. We cannot guarantee that your trust will achieve its objective or that your investment return will be positive over any period.

     Market risk. Market risk is the risk that a particular security in a trust, the trust itself or securities in general may fall in value. Market value may be affected by a variety of factors including:

     o   General securities markets movements;

     o   Changes in the financial condition of an issuer or a sector;

     o   Changes in perceptions about an issuer or a sector;

     o   Interest rates and inflation;

     o   Governmental policies and litigation; and

     o   Purchases and sales of securities by the trust.

     Even though we carefully supervise your portfolio, you should remember that we do not manage your portfolio. Your trust will not sell a stock solely because the market value falls as is possible in a managed fund.

     Litigation and legislation risk. Your trust is also subject to litigation and legislation risk. From time to time, various legislative initiatives are proposed in the United States and abroad which may have a negative impact on certain of the companies represented in a trust. In addition, litigation regarding any of the issuers of the securities or of the industries represented by these issuers, may raise potential bankruptcy concerns and may negatively impact the share prices of these securities. We cannot predict what impact any pending or threatened litigation or any bankruptcy concerns will have on the share prices of the securities.

     Small-cap and mid-cap capitalization company risk. Certain of the stocks selected for the trusts are issued by small-capitalization or mid-capitalization companies. These stocks customarily involve more investment risk and are less reliable than larger-capitalization or more seasonal stocks. These additional risks are due in part to the following factors.

     Small-capitalization and mid-capitalization companies may:

     o   Have limited product lines, markets or financial resources;

     o   Have less publicly available information;

     o   Lack management depth or experience;

     o   Be less liquid;

     o   Be more vulnerable to adverse general market or economic developments;
         and

     o Be dependent upon products that were recently brought to market or key personnel.

     Water utility sector risk. The Global Water Trust includes water utility companies. Companies involved in the water utility sector must contend with the following: fluctuating consumer demand; water conservation; the imposition of rate caps; the difficulty of the capital market in absorbing utility debt; competition; price and supply fluctuations; international politics; taxes; and government regulation or deregulation. Increasing sensitivity to environmental concerns may pose challenges to the water utility industry over the coming decade.

     Industrial company risk. The Global Water Trust also includes industrial companies. The profitability of industrial companies will be affected by various factors including the general state of the economy, intense competition, domestic and international politics, excess capacity and spending trends.

     The Internet may also influence the industrial market. Customers' desire for better pricing and convenience, as well as manufacturers' desire to boost profitability by finding new avenues of sales growth and productivity gains, may drive many industrial manufacturers to invest heavily in Internet hardware and software. Because the Internet allows manufacturers to take orders directly from customers, thus eliminating the middlemen from both supply chains and distributors, industrial makers may no longer need traditional third-party outfits to distribute their products. In addition, the Internet may also allow industrial manufacturers to cut inventory levels, by enabling customers to tailor their orders to their specific needs.

     Industrial companies may also be affected by factors more specific to their individual industries. Industrial machinery manufacturers may be subject to declines in consumer demand and the need for modernization.

     Foreign securities risk. The Global Water Trust will invest in foreign securities. Securities of foreign issuers present risks beyond those of domestic securities. The prices of foreign securities can be more volatile than U.S. securities due to such factors as political, social and economic developments abroad, the differences between the regulations to which U.S. and foreign issuers and markets are subject, the seizure by the government of company assets, excessive taxation, withholding taxes on dividends and interest, limitations on the use or transfer of portfolio assets, and political or social instability. Other risks include, but are not limited to, the following:

     o Enforcing legal rights may be difficult, costly and slow in foreign countries, and there may be special problems enforcing claims against foreign governments.

     o Foreign issuers may not be subject to accounting standards or governmental supervision comparable to U.S. issuers, and there may be less public information about their operations.

     o   Foreign markets may be less liquid and more volatile than U.S. markets.

     o Foreign securities often trade in currencies other than the U.S. dollar. Changes in currency exchange rates may affect a trust's net asset value, the value of dividends and interest earned, and gains and losses realized on the sale of securities. An increase in the strength of the U.S. dollar relative to these other currencies may cause the value of a trust to decline. Certain foreign currencies may be particularly volatile, and foreign governments may intervene in the currency markets, causing a decline in value or liquidity in a trust's foreign currency holdings.

     o Future political and governmental restrictions which might adversely affect the payment or receipt of income on the foreign securities.

     Inflation risk. Inflation risk is the risk that the value of assets or income from investments will be less in the future as inflation decreases the value of money.

     See "Risk Factors" in Part B of the prospectus for additional information.

                               How the Trust Works

     Your Trust. Your trust is a unit investment trust registered under the Investment Company Act of 1940 and the Securities Act of 1933. We created the trust under a trust agreement between Claymore Securities, Inc. (as sponsor, evaluator and supervisor) and The Bank of New York (as trustee). To create your trust, we deposited contracts to purchase stocks with the trustee along with an irrevocable letter of credit or other consideration to pay for the stocks. In exchange, the trustee delivered units of your trust to us. Each unit represents an undivided interest in the assets of your trust. These units remain outstanding until redeemed or until your trust terminates.

     Changing Your Portfolio. Your trust is not a managed fund. Unlike a managed fund, we designed your portfolio to remain relatively fixed after its inception. Your trust will generally buy and sell stocks:

     o   to pay expenses,

     o   to issue additional units or redeem units,

     o   in limited circumstances to protect the trust,

     o to make required distributions or avoid imposition of taxes on the trust, or

     o   as permitted by the trust agreement.

     Your trust will generally reject any offer for securities or property other than cash in exchange for the stocks in its portfolio. However, if a public tender offer has been made for a stock or a merger or acquisition has been announced affecting a stock, your trust may either sell the stock or accept a tender offer for cash if the supervisor determines that the sale or tender is in the best interest of unitholders. The trustee will distribute any cash proceeds to unitholders. If your trust receives securities or property other than cash, it may either hold the securities or property in its portfolio or sell the securities or property and distribute the proceeds. For example, this could happen in a merger or similar transaction.

     We will increase the size of your trust as we sell units. When we create additional units, we will seek to replicate the existing portfolio. When your trust buys stocks, it will pay brokerage or other acquisition fees. You could experience a dilution of your investment because of these fees and fluctuations in stock prices between the time we create units and the time your trust buys the stocks. When your trust buys or sells stocks, we may direct that it place orders with and pay brokerage commissions to brokers that sell units or are affiliated with your trust. We will not select firms to handle these transactions on the basis of their sale of units of the trust.

     Termination of Your Trust. Your trust will terminate no later than the termination date listed in the "Investment Summary" section of this prospectus. The trustee may terminate your trust early if the value of the trust is less than 20% of the value of the stocks in the trust at the end of the initial offering period. At this size, the expenses of your trust may create an undue burden on your investment. Investors owning two-thirds of the units in your trust may also vote to terminate the trust early. We may also terminate your trust in other limited circumstances.

     The trustee will notify you of any termination and sell any remaining stocks. The trustee will send your final distribution to you within a reasonable time following liquidation of all the stocks after deducting final expenses. Your termination distribution may be less than the price you originally paid for your units. You may be able to request an in-kind distribution of the stocks underlying your units at termination. Please refer to the section entitled "How to Sell Your Units-Redeeming Units" for information on in-kind distributions.

     See "Administration of the Trust" in Part B of the prospectus for additional information.

                               General Information

     Claymore. Claymore Securities, Inc. specializes in the creation, development and distribution of investment solutions for advisors and their valued clients. In November 2001, we changed our name from Ranson & Associates, Inc. to Claymore Securities, Inc. During our history we have been active in public and corporate finance, have underwritten closed-end funds and have distributed bonds, mutual funds, closed-end funds and unit trusts in the primary and secondary markets. We are a registered broker-dealer and member of the National Association of Securities Dealers, Inc. If we fail to or cannot perform our duties as sponsor or become bankrupt, the trustee may replace us, continue to operate your trust without a sponsor, or terminate your trust. You can contact us at our headquarters at 2455 Corporate West Drive, Lisle, Illinois 60532 or by using the contacts listed on the back cover of this prospectus. Claymore personnel may from time to time maintain a position in certain stocks held by the trust.

     Claymore and your trust have adopted a code of ethics requiring Claymore's employees who have access to information on trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to your trust.

     See "Administration of the Trust" in Part B of the prospectus for additional information.

     The Trustee. The Bank of New York is the trustee of your trust. It is a trust company organized under New York law. You can contact the trustee by calling the telephone number on the back cover of this prospectus or write to Unit Investment Trust Division, 101 Barclay Street, 20th Fl., New York, New York 10286. We may remove and replace the trustee in some cases without your consent. The trustee may also resign by notifying Claymore and investors.

     See "Administration of the Trust" in Part B of the prospectus for additional information.

                                    Expenses

     Your trust will pay various expenses to conduct its operations. The "Investment Summary" section of this prospectus shows the estimated amount of these expenses.

     Your trust will pay a fee to the trustee for its services. The trustee also benefits when it holds cash for your trust in non-interest bearing accounts. Your trust will reimburse us as supervisor and evaluator for providing portfolio supervisory services and for evaluating your portfolio. Our reimbursements may exceed the costs of the services we provide to your trust but will not exceed the costs of services provided to all Claymore unit investment trusts in any calendar year. All of these fees may adjust for inflation without your approval.

     Your trust will pay a fee to the sponsor for creating and developing the trust, including determining the trust objective, policies, composition and size, selecting service providers and information services, and for providing other similar administrative and ministerial functions. Your trust pays this "creation and development fee" of $0.05 per unit from the assets of the trust as of the close of the initial public offering period. The sponsor does not use the fee to pay distribution expenses or as compensation for sales efforts.

     Your trust will also pay its general operating expenses, including any licensing fees. Your trust may pay expenses such as trustee expenses (including legal and auditing expenses), various governmental charges, fees for extraordinary trustee services, costs of taking action to protect your trust, costs of indemnifying the trustee and Claymore, legal fees and expenses, expenses incurred in contacting you and costs incurred to reimburse the trustee for advancing funds to meet distributions. Your trust may pay the costs of updating its registration statement each year. The trustee may sell securities to pay trust expenses.

     See "Expenses of the Trust" in Part B of the prospectus for additional information.




             Report of Independent Registered Public Accounting Firm

Unitholders
Claymore Securities Defined Portfolios, Series 309

     We have audited the accompanying statements of financial condition, including the trust portfolios set forth on pages 6, 7, 8, and 15 of this prospectus, of Claymore Securities Defined Portfolios, Series 309, as of June 29, 2006, the initial date of deposit. These statements of financial condition are the responsibility of the trusts' sponsor. Our responsibility is to express an opinion on these statements of financial condition based on our audits.

     We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of financial condition is free of material misstatement. The trust is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the trust's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of financial condition, assessing the accounting principles used and significant estimates made by the sponsor, as well as evaluating the overall statements of financial condition presentation. Our procedures included confirmation with The Bank of New York, trustee, of cash or an irrevocable letter of credit deposited for the purchase of securities as shown in the statements of financial condition as of June 29, 2006. We believe that our audits of the statements of financial condition provide a reasonable basis for our opinions.

     In our opinion, the statements of financial condition referred to above present fairly, in all material respects, the financial position of Claymore Securities Defined Portfolios, Series 309 as of June 29, 2006, in conformity with accounting principles generally accepted in the United States of America.



                                                              Grant Thornton LLP


     Chicago, Illinois
     June 29, 2006




     Claymore Securities Defined Portfolios, Series 309

     Statements of Financial Condition
     as of the Inception Date, June 29, 2006

                                                                                       Strategic       Global
                                                                                        Equity          Water
     Investment in stocks                                                                Trust          Trust
     Sponsor's contracts to purchase underlying stocks
         backed by cash deposited (1)(2)                                             $    150,713   $    150,545
                                                                                     ------------   ------------
                                                                                     $    150,713   $    150,545
                                                                                     ============   ============
     Liabilities and interest of unitholders Liabilities:
         Organization costs (3)                                                      $      1,218   $      1,216
         Creation and development fee (6)                                                     761            760
         Deferred sales fee (4)                                                             2,207          4,486
                                                                                     ------------   ------------
                                                                                            4,186          6,462
                                                                                     ------------   ------------
     Interest of unitholders:
         Cost to unitholders (5)                                                          152,230        152,060
         Less: initial sales fee                                                            1,517          1,515
         Less: organization costs, C&D and deferred
            sales fees (3)(4)(5)(6)                                                         4,186          6,462
                                                                                     ------------   ------------
         Net interest of unitholders                                                      146,527        144,083
                                                                                     ------------   ------------
            Total                                                                    $    150,713   $    150,545
                                                                                     ============   ============
     Number of units                                                                       15,223         15,206
                                                                                     ============   ============
     Net Asset Value per Unit                                                        $      9.625   $      9.475
                                                                                     ============   ============

--------------------------------------------------------------------------------

(1) Aggregate cost of the securities is based on the closing sale price evaluations as determined by the trustee.

(2) Cash and/or a letter of credit has been deposited with The Bank of New York, trustee, covering the funds (aggregating $150,827 and $150,881) necessary for the purchase of the securities in the Strategic Equity Trust and the Global Water Trust, respectively, represented by purchase contracts.

(3) A portion of the Public Offering Price represents an amount sufficient to pay for all or a portion of the costs incurred in establishing the trusts. These costs have been estimated at $8.00 per 100 units of each trust. A distribution will be made as of the close of the initial offering period or six months after the initial date of deposit (at the discretion of the sponsor) to an account maintained by the trustee from which this obligation of the investors will be satisfied. To the extent that actual organization costs are greater than the estimated amount, only the estimated organization costs added to the public offering price will be deducted from the assets of a trust.

(4) The total transactional sales fee consists of an initial sales fee and a deferred sales fee. The initial sales fee is equal to the difference between the maximum sales fee and the sum of the remaining deferred sales fee and the C&D Fee. On the Inception Date, the total transactional sales fee is 2.45% for the Strategic Equity Trust and 3.95% for the Global Water Trust (equivalent to 2.512% for the Strategic Equity Trust and 4.112% for the Global Water Trust). The deferred sales fee is equal to $0.145 for the Strategic Equity Trust and $0.295 for the Global Water Trust.

(5) The aggregate cost to investors includes the applicable transactional sales fee assuming no reduction of transactional sales fees for quantity purchases.

(6) Each trust is committed to pay a creation and development fee of $5.00 per 100 units at the close of the initial public offering period.




                     CLAYMORE SECURITIES DEFINED PORTFOLIOS

                               CLAYMORE PORTFOLIO

                      PROSPECTUS PART B DATED June 29, 2006



     The prospectus for a Claymore Securities Defined Portfolio (a "trust") is divided into two parts. Part A of the prospectus relates exclusively to a particular trust or trusts and provides specific information regarding each trust's portfolio, strategies, investment objectives, expenses, financial highlights, income and capital distributions, hypothetical performance information, risk factors and optional features. Part B of the prospectus provides more general information regarding the Claymore Securities Defined Portfolios. You should read both parts of the prospectus and retain them for future reference. Except as provided in Part A of the prospectus, the information contained in this Part B will apply to each trust.

                                    Contents

        General Information                                          2
        Investment Policies                                          2
        Risk Factors                                                 3
        Administration of the Trust                                 15
        Expenses of the Trust                                       21
        Portfolio Transactions and Brokerage Allocation             23
        Purchase, Redemption and Pricing of Units                   23
        Taxes                                                       28
        Experts                                                     30
        Performance Information                                     30
        Description of Ratings                                      31



General Information

     Each trust is one of a series of separate unit investment trusts created under the name Claymore Securities Defined Portfolios and registered under the Investment Company Act of 1940 and the Securities Act of 1933. Each trust was created as a common law trust on the inception date described in the prospectus under the laws of the state of New York. Each trust was created under a trust agreement among Claymore Securities, Inc. (as sponsor, evaluator and supervisor) and The Bank of New York (as trustee).

     When your trust was created, the sponsor delivered to the trustee securities or contracts for the purchase thereof for deposit in the trust and the trustee delivered to the sponsor documentation evidencing the ownership of units of the trust. After your trust is created, the sponsor may deposit additional securities in the trust, contracts to purchase additional securities along with cash (or a bank letter of credit in lieu of cash) to pay for such contracted securities or cash (including a letter of credit) with instructions to purchase additional securities. Such additional deposits will be in amounts which will seek to maintain, for the first 90 days, as closely as possible the same original percentage relationship among the number of shares of each security in the trust established by the initial deposit of securities and, thereafter, the same percentage relationship that existed immediately prior to such deposit. If the sponsor deposits cash, existing and new investors may experience a dilution of their investments and a reduction in their anticipated income because of fluctuations in the prices of the securities between the time of the cash deposit and the purchase of the securities and because the trust will pay the associated brokerage fees.

     A trust consists of (a) the securities listed under "Trust Portfolio" in the prospectus as may continue to be held from time to time in the trust, (b) any additional securities acquired and held by the trust pursuant to the provisions of the trust agreement and (c) any cash held in the accounts of the trust. Neither the sponsor nor the trustee shall be liable in any way for any failure in any of the securities. However, should any contract for the purchase of any of the securities initially deposited in a trust fail, the sponsor will, unless substantially all of the moneys held in the trust to cover such purchase are reinvested in substitute securities in accordance with the trust agreement, refund the cash and sales charge attributable to such failed contract to all unitholders on the next distribution date.

Investment Policies

     The trust is a unit investment trust and is not an "actively managed" fund. Traditional methods of investment management for a managed fund typically involve frequent changes in a portfolio of securities on the basis of economic, financial and market analysis. The portfolio of a trust, however, will not be actively managed and therefore the adverse financial condition of an issuer will not necessarily require the sale of its securities from a portfolio.

     The trust agreement provides that the sponsor may (but need not) direct the trustee to dispose of a security in certain events such as the issuer having defaulted on the payment on any of its outstanding obligations or the price of a security has declined to such an extent or other such credit factors exist so that in the opinion of the sponsor the retention of such securities would be detrimental to the trust. If a public tender offer has been made for a security or a merger or acquisition has been announced affecting a security, the trustee may either sell the security or accept a tender offer for cash if the supervisor determines that the sale or tender is in the best interest of unitholders. The trustee will distribute any cash proceeds to unitholders. Pursuant to the trust agreement and with limited exceptions, the trustee may sell any securities or other properties acquired in exchange for securities such as those acquired in connection with a merger or other transaction. If offered such new or exchanged securities or property other than cash, the trustee shall reject the offer. However, in the event such securities or property are nonetheless acquired by the trust, they may be accepted for deposit in a trust and either sold by the trustee or held in a trust pursuant to the direction of the sponsor. Proceeds from the sale of securities (or any securities or other property received by the trust in exchange for securities) are credited to the Capital Account for distribution to unitholders or to meet redemptions.

     Except as stated in the trust agreement, or in the prospectus, the acquisition by the trust of any securities other than the portfolio securities is prohibited. The trustee may sell securities, designated by the sponsor, from the trust for the purpose of redeeming units of a trust tendered for redemption and the payment of expenses and for such other purposes as permitted under the trust agreement.

     Notwithstanding the foregoing, the trustee is authorized to reinvest any funds held in the Capital or Income Accounts, pending distribution, in U.S. Treasury obligations which mature on or before the next applicable distribution date. Any obligations so acquired must be held until they mature and proceeds therefrom may not be reinvested.

     Proceeds from the sale of securities (or any securities or other property received by a trust in exchange for securities) are credited to the Capital Account of a trust for distribution to unitholders or to meet redemptions. Except for failed securities and as provided in the prospectus or in the trust agreement, the acquisition by a trust of any securities other than the portfolio securities is prohibited. The trustee may sell securities from a trust for limited purposes, including redeeming units tendered for redemption and the payment of expenses.

Risk Factors

     Stocks. An investment in units of a trust should be made with an understanding of the risks inherent in an investment in equity securities, including the risk that the financial condition of issuers of the securities may become impaired or that the general condition of the stock market may worsen (both of which may contribute directly to a decrease in the value of the securities and thus, in the value of the units) or the risk that holders of common stock have a right to receive payments from the issuers of those stocks that is generally inferior to that of creditors of, or holders of debt obligations issued by, the issuers and that the rights of holders of common stock generally rank inferior to the rights of holders of preferred stock. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases in value as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises.

     Holders of common stock incur more risk than the holders of preferred stocks and debt obligations because common stockholders, as owners of the entity, have generally inferior rights to receive payments from the issuer in comparison with the rights of creditors of, or holders of debt obligations or preferred stock issued by the issuer. Holders of common stock of the type held by a trust have a right to receive dividends only when and if, and in the amounts, declared by the issuer's board of directors and to participate in amounts available for distribution by the issuer only after all other claims on the issuer have been paid or provided for. By contrast, holders of preferred stock have the right to receive dividends at a fixed rate when and as declared by the issuer's board of directors, normally on a cumulative basis, but do not participate in other amounts available for distribution by the issuing corporation. Cumulative preferred stock dividends must be paid before common stock dividends and any cumulative preferred stock dividend omitted is added to future dividends payable to the holders of cumulative preferred stock. Preferred stocks are also entitled to rights on liquidation which are senior to those of common stocks. Moreover, common stocks do not represent an obligation of the issuer and therefore do not offer any assurance of income or provide the degree of protection of capital debt securities. Indeed, the issuance of debt securities or even preferred stock will create prior claims for payment of principal, interest, liquidation preferences and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. Further, unlike debt securities which typically have a stated principal amount payable at maturity (whose value, however, will be subject to market fluctuations prior thereto), common stocks have neither a fixed principal amount nor a maturity and have values which are subject to market fluctuations for as long as the stocks remain outstanding. The value of the securities in a portfolio thus may be expected to fluctuate over the entire life of a trust to values higher or lower than those prevailing at the time of purchase.

     The sponsor's buying and selling of the securities, especially during the initial offering of units of a trust or to satisfy redemptions of units may impact upon the value of the underlying securities and the units. The publication of the list of the securities selected for the trust may also cause increased buying activity in certain of the stocks comprising the portfolio. After such announcement, investment advisory and brokerage clients of the sponsor and its affiliates may purchase individual securities appearing on the list during the course of the initial offering period or may purchase warrants issued by the sponsor or its affiliates which are based on the performance of the securities on the list. The sponsor or its affiliates may also purchase securities as a hedge against its risk on the warrants (although generally the sponsor and its affiliates will not purchase securities for their own account until after the trust portfolio has been acquired). Such buying activity in the stock of these companies or issuance of the warrants prior to the purchase of the securities by a trust may cause the trust to purchase stocks at a higher price than those buyers who effect purchases by the trust.

     Fixed Portfolio. Investors should be aware that the trust is not "managed" and as a result, the adverse financial condition of a company will not result in the elimination of its securities from the portfolio of the trust except under extraordinary circumstances. Investors should note in particular that the securities were selected on the basis of the criteria set forth in the prospectus and that the trust may continue to purchase or hold securities originally selected through this process even though the evaluation of the attractiveness of the securities may have changed. A number of the securities in the trust may also be owned by other clients of the sponsor. However, because these clients may have differing investment objectives, the sponsor may sell certain securities from those accounts in instances where a sale by the trust would be impermissible, such as to maximize return by taking advantage of market fluctuations. In the event a public tender offer is made for a security or a merger or acquisition is announced affecting a security, the sponsor may instruct the trustee to tender or sell the security on the open market when, in its opinion, it is in the best interest of the unitholders of the unit to do so. Although the portfolio is regularly reviewed and evaluated and the sponsor may instruct the trustee to sell securities under certain limited circumstances, securities will not be sold by the trust to take advantage of market fluctuations or changes in anticipated rates of appreciation. As a result, the amount realized upon the sale of the securities may not be the highest price attained by an individual security during the life of the trust. The prices of single shares of each of the securities in the trust vary widely, and the effect of a dollar of fluctuation, either higher or lower, in stock prices will be much greater as a percentage of the lower-price stocks' purchase price than as a percentage of the higher-price stocks' purchase price.

     Closed-End Fund Risks. If set forth in Part A of the prospectus, a trust may invest in the common stock of closed-end funds ("Closed-End Funds"). Closed-End Funds are actively managed investment companies which invest in various types of securities. Closed-End Funds issue shares of common stock that are traded on a securities exchange. Closed-End Funds are subject to various risks, including management's ability to meet the Closed-End Fund's investment objective, and to manage the Closed-End Fund portfolio when the underlying securities are redeemed or sold, during periods of market turmoil and as investors' perceptions regarding Closed-End Funds or their underlying investments change.

     Shares of Closed-End Funds frequently trade at a discount from their net asset value in the secondary market. This risk is separate and distinct from the risk that the net asset value of Closed-End Fund shares may decrease. The amount of such discount from net asset value is subject to change from time to time in response to various factors.

     Certain of the Closed-End Funds included in a trust may employ the use of leverage in their portfolios through the issuance of preferred stock. While leverage often serves to increase the yield of a Closed-End Fund, this leverage also subjects the Closed-End Fund to increased risks, including the likelihood of increased volatility and the possibility that the Closed-End Fund's common share income will fall if the dividend rate on the preferred shares or the interest rate on any borrowings rises.

     Market Discounts or Premiums. Certain of the securities may have been deposited at a market discount or premium principally because their dividend rates are lower or higher than prevailing rates on comparable securities. The current returns of market discount securities are lower than comparably rated securities selling at par because discount securities tend to increase in market value as they approach maturity. The current returns of market premium securities are higher than comparably rated securities selling at par because premium securities tend to decrease in market value as they approach maturity. Because part of the purchase price is returned through current income payments and not at maturity, an early redemption at par of a premium security will result in a reduction in yield to the trust. Market premium of discount attributable to dividend rate changes does not indicate market confidence or lack of confidence in the issue.

     Liquidity. Whether or not the securities are listed on a national securities exchange, the principal trading market for the securities may be in the over-the-counter market. As a result, the existence of a liquid trading market for the securities may depend on whether dealers will make a market in the securities. There can be no assurance that a market will be made for any of the securities, that any market for the securities will be maintained or of the liquidity of the securities in any markets made. In addition, a trust is restricted under the Investment Company Act of 1940 from selling securities to the sponsor. The price at which the securities may be sold to meet redemptions and the value of a trust will be adversely affected if trading markets for the securities are limited or absent.

     Additional Deposits. The trust agreement authorizes the sponsor to increase the size of a trust and the number of units thereof by the deposit of additional securities, or cash (including a letter of credit) with instructions to purchase additional securities, in such trust and the issuance of a corresponding number of additional units. If the sponsor deposits cash, existing and new investors may experience a dilution of their investments and a reduction in their anticipated income because of fluctuations in the prices of the securities between the time of the cash deposit and the purchase of the securities and because a trust will pay the associated brokerage fees. To minimize this effect, the trusts will attempt to purchase the securities as close to the evaluation time or as close to the evaluation prices as possible.

     Some of the securities may have limited trading volume. The trustee, with directions from the sponsor, will endeavor to purchase securities with deposited cash as soon as practicable reserving the right to purchase those securities over the 20 business days following each deposit in an effort to reduce the effect of these purchases on the market price of those stocks. This could, however, result in the trusts' failure to participate in any appreciation of those stocks before the cash is invested. If any cash remains at the end of this period (and such date is within the 90-day period following the inception date) and cannot be invested in one or more stocks, at what the sponsor considers reasonable prices, it intends to use that cash to purchase each of the other securities in the original proportionate relationship among those securities. Similarly, at termination of the trust, the sponsor reserves the right to sell securities over a period of up to 20 business days to lessen the impact of its sales on the market price of the securities. The proceeds received by unitholders following termination of the trust will reflect the actual sales proceeds received on the securities, which will likely differ from the closing sale price on the termination date.

     Litigation and Legislation. At any time litigation may be initiated on a variety of grounds, or legislation may be enacted with respect to the securities in a trust or the issuers of the securities. There can be no assurance that future litigation or legislation will not have a material adverse effect on the trust or will not impair the ability of issuers to achieve their business goals.

     Tobacco Industry. Certain of the issuers of securities in the trust may be involved in the manufacture, distribution and sale of tobacco products. Pending litigation proceedings against such issuers in the United States and abroad cover a wide range of matters including product liability and consumer protection. Damages claimed in such litigation alleging personal injury (both individual and class actions), and in health cost recovery cases brought by governments, labor unions and similar entities seeking reimbursement for health care expenditures, aggregate many billions of dollars.

     In November 1998, certain companies in the U.S. tobacco industry entered into a negotiated settlement with several states which would result in the resolution of significant litigation and regulatory issues affecting the tobacco industry generally. The proposed settlement, while extremely costly to the tobacco industry, would significantly reduce uncertainties facing the industry and increase stability in business and capital markets. Future litigation and/or legislation could adversely affect the value, operating revenues and financial position of tobacco companies. The sponsor is unable to predict the outcome of litigation pending against tobacco companies or how the current uncertainty concerning regulatory and legislative measures will ultimately be resolved. These and other possible developments may have a significant impact upon both the price of such securities and the value of units of a trust containing such securities.

     Financial Sector Risks. If set forth in Part A of the prospectus, certain of the issuers of securities in a trust may be involved in the financial sector. An investment in units of a trust containing securities of such issuers should be made with an understanding of the problems and risks inherent in the financial sector in general.

     Banks, thrifts and their holding companies are especially subject to the adverse effects of economic recession, volatile interest rates, portfolio concentrations in geographic markets and in commercial and residential real estate loans, and competition from new entrants in their fields of business. Banks and thrifts are highly dependent on net interest margin. Recently, bank profits have come under pressure as net interest margins have contracted, but volume gains have been strong in both commercial and consumer products. There is no certainty that such conditions will continue. Bank and thrift institutions had received significant consumer mortgage fee income as a result of activity in mortgage and refinance markets. As initial home purchasing and refinancing activity subsided, this income diminished. Economic conditions in the real estate markets, which have been weak in the past, can have a substantial effect upon banks and thrifts and their holding companies are subject to extensive federal regulation and, when such institutions are state-chartered, to state regulation as well. Such regulations impose strict capital requirements and limitations on the nature and extent of business activities that banks and thrifts may pursue. Furthermore, bank regulators have a wide range of discretion in connection with their supervisory and enforcement authority and may substantially restrict the permissible activities of a particular institution if deemed to pose significant risks to the soundness of such institution or the safety of the federal deposit insurance fund. Regulatory actions, such as increases in the minimum capital requirements applicable to banks and thrifts and increases in deposit insurance premiums required to be paid by banks and thrifts to the Federal Deposit Insurance Corporation ("FDIC"), can negatively impact earnings and the ability of a company to pay dividends. Neither federal insurance of deposits nor governmental regulations, however, insures the solvency or profitability of banks or their holding companies, or insures against any risk of investment in the securities issued by such institutions.

     The statutory requirements applicable to and regulatory supervision of banks, thrifts and their holding companies have undergone substantial change in recent years. The recently enacted Gramm-Leach-Bliley Act repealed most of the barriers set up by the 1933 Glass-Steagall Act which separated the banking, insurance and securities industries. Now banks, insurance companies and securities firms can merge to form one-stop financial conglomerates marketing a wide range of financial service products to investors. This legislation will likely result in increased merger activity and heightened competition among existing and new participants in the field. Starting in mid-1997, banks have been allowed to turn existing banks into branches. Consolidation is likely to continue. The Securities and Exchange Commission and the Financial Accounting Standards Board require the expanded use of market value accounting by banks and have imposed rules requiring market accounting for investment securities held in trading accounts or available for sale. Adoption of additional such rules may result in increased volatility in the reported health of the industry, and mandated regulatory intervention to correct such problems. Additional legislative and regulatory changes may be forthcoming. In addition, from time to time the deposit insurance system is reviewed by Congress and federal regulators, and proposed reforms of that system could, among other things, further restrict the ways in which deposited moneys can be used by banks or reduce the dollar amount or number of deposits insured for any depositor. Such reforms could reduce profitability as investment opportunities available to bank institutions become more limited and as consumers look for savings vehicles other than bank deposits. Banks and thrifts face significant competition from other financial institutions such as mutual funds, credit unions, mortgage banking companies and insurance companies, and increased competition may result from legislative broadening of regional and national interstate banking powers as has been recently enacted. Among other benefits, the legislation allows banks and bank holding companies to acquire across previously prohibited state lines and to consolidate their various bank subsidiaries into one unit. The sponsor makes no prediction as to what, if any, manner of bank and thrift regulatory actions might ultimately be adopted or what ultimate effect such actions might have on the trust's portfolio.

     Companies involved in the insurance industry are engaged in underwriting, reinsuring, selling, distributing or placing of property and casualty, life or health insurance. Other growth areas within the insurance industry include brokerage, reciprocals, claims processors and multi-line insurance companies. Insurance company profits are affected by interest rate levels, general economic conditions, and price and marketing competition. Property and casualty insurance profits may also be affected by weather catastrophes and other disasters. Life and health insurance profits may be affected by mortality and morbidity rates. Individual companies may be exposed to material risks including reserve inadequacy and the inability to collect from reinsurance carriers. Insurance companies are subject to extensive governmental regulation, including the imposition of maximum rate levels, which may not be adequate for some lines of business. Proposed or potential tax law changes may also adversely affect insurance companies' policy sales, tax obligations, and profitability. In addition to the foregoing, profit margins of these companies continue to shrink due to the commoditization of traditional businesses, new competitors, capital expenditures on new technology and the pressures to compete globally.

     In addition to the normal risks of business, companies involved in the insurance industry are subject to significant risk factors, including those applicable to regulated insurance companies, such as: (i) the inherent uncertainty in the process of establishing property-liability loss reserves, particularly reserves for the cost of environmental, asbestos and mass tort claims, and the fact that ultimate losses could materially exceed established loss reserves which could have a material adverse effect on results of operations and financial condition; (ii) the fact that insurance companies have experienced, and can be expected in the future to experience, catastrophe losses which could have a material adverse impact on their financial condition, results of operations and cash flow; (iii) the inherent uncertainty in the process of establishing property-liability loss reserves due to changes in loss payment patterns caused by new claims settlement practices; (iv) the need for insurance companies and their subsidiaries to maintain appropriate levels of statutory capital and surplus, particularly in light of continuing scrutiny by rating organizations and state insurance regulatory authorities, and in order to maintain acceptable financial strength or claims-paying ability rating; (v) the extensive regulation and supervision to which insurance companies' subsidiaries are subject, various regulatory initiatives that may affect insurance companies, and regulatory and other legal actions; (vi) the adverse impact that increases in interest rates could have on the value of an insurance company's investment portfolio and on the attractiveness of certain of its products; (vii) the need to adjust the effective duration of the assets and liabilities of life insurance operations in order to meet the anticipated cash flow requirements of its policyholder obligations; and (vii) the uncertainty involved in estimating the availability of reinsurance and the collectibility of reinsurance recoverables.

     The state insurance regulatory framework has, during recent years, come under increased federal scrutiny, and certain state legislatures have considered or enacted laws that alter and, in many cases, increase state authority to regulate insurance companies and insurance holding company systems. Further, the National Association of Insurance Commissioners ("NAIC") and state insurance regulators are re-examining existing laws and regulations, specifically focusing on insurance companies, interpretations of existing laws and the development of new laws. In addition, Congress and certain federal agencies have investigated the condition of the insurance industry in the United States to determine whether to promulgate additional federal regulations. The sponsor is unable to predict whether any state or federal legislation will be enacted to change the nature or scope of regulation of the insurance industry, or what effect, if any, such legislation would have on the industry.

     All insurance companies are subject to state laws and regulations that require diversification of their investment portfolios and limit the amount of investments in certain investment categories. Failure to comply with these laws and regulations could cause non-conforming investments to be treated as non-admitted assets for purposes of measuring statutory surplus and, in some instances, would require divestiture.

     Environmental pollution clean-up is the subject of both federal and state regulation. By some estimates, there are thousands of potential waste sites subject to clean up. The insurance industry is involved in extensive litigation regarding coverage issues. The Comprehensive Environmental Response Compensation and Liability Act of 1980 ("Superfund") and comparable state statutes ("mini-Superfund") govern the clean-up and restoration by "Potentially Responsible Parties" ("PRP's"). Superfund and the mini-Superfunds ("Environmental Clean-up Laws" or "ECLs") establish a mechanism to pay for clean-up of waste sites if PRPs fail to do so, and to assign liability to PRPs. The extent of liability to be allocated to a PRP is dependent on a variety of factors. The extent of clean-up necessary and the assignment of liability has not been established. The insurance industry is disputing many such claims. Key coverage issues include whether Superfund response costs are considered damages under the policies, when and how coverage is triggered, applicability of pollution exclusions, the potential for joint and several liability and definition of an occurrence. Similar coverage issues exist for clean up and waste sites not covered under Superfund. To date, courts have been inconsistent in their rulings on these issues. An insurer's exposure to liability with regard to its insureds which have been, or may be, named as PRPs is uncertain. Superfund reform proposals have been introduced in Congress, but none have been enacted. There can be no assurance that any Superfund reform legislation will be enacted or that any such legislation will provide for a fair, effective and cost-efficient system for settlement of Superfund related claims.

     While current federal income tax law permits the tax-deferred accumulation of earnings on the premiums paid by an annuity owner and holders of certain savings-oriented life insurance products, no assurance can be given that future tax law will continue to allow such tax deferrals. If such deferrals were not allowed, consumer demand for the affected products would be substantially reduced. In addition, proposals to lower the federal income tax rates through a form of flat tax or otherwise could have, if enacted, a negative impact on the demand for such products.

     Companies engaged in investment banking/brokerage and investment management include brokerage firms, broker/dealers, investment banks, finance companies and mutual fund companies. Earnings and share prices of companies in this industry are quite volatile, and often exceed the volatility levels of the market as a whole. Recently, ongoing consolidation in the industry and the strong stock market has benefited securities which investors believe will benefit from greater investor and issuer activity. Major determinants of future earnings of these companies are the direction of the stock market, investor confidence, equity transaction volume, the level and direction of long-term and short-term interest rates, and the outlook for emerging markets. Negative trends in any of these earnings determinants could have a serious adverse effect on the financial stability, as well as on the stock prices, of these companies. Furthermore, there can be no assurance that the issuers of the equity securities included in the trust will be able to respond in a timely manner to compete in the rapidly developing marketplace. In addition to the foregoing, profit margins of these companies continue to shrink due to the commoditization of traditional businesses, new competitors, capital expenditures on new technology and the pressures to compete globally.

     High-Yield Bond Risks. If set forth in Part A of the prospectus, a trust, or issuers of securities held by a trust, may invest in high-yield bonds. High-yield, high risk bonds are subject to greater market fluctuations and risk of loss than bonds with higher investment ratings. The value of these bonds will decline significantly with increases in interest rates, not only because increases in rates generally decrease values, but also because increased rates may indicate an economic slowdown. An economic slowdown, or a reduction in an issuer's creditworthiness, may result in the issuer being unable to maintain earnings at a level sufficient to maintain interest and principal payments.

     High-yield or "junk" bonds, the generic names for bonds rated below "Triple B" by Standard & Poor's or "Baa" Moody's, are frequently issued by corporations in the growth stage of their development or by established companies who are highly leveraged or whose operations or industries are depressed. Obligations rated below "Triple B" should be considered speculative as these ratings indicate a quality of less than investment grade. Because high-yield bonds are generally subordinated obligations and are perceived by investors to be riskier than higher rated bonds, their prices tend to fluctuate more than higher rated bonds and are affected by short-term credit developments to a greater degree.

     The market for high-yield bonds is smaller and less liquid than that for investment grade bonds. High-yield bonds are generally not listed on a national securities exchange but trade in the over-the-counter markets. Due to the smaller, less liquid market for high-yield bonds, the bid- offer spread on such bonds is generally greater than it is for investment grade bonds and the purchase or sale of such bonds may take longer to complete.

     Foreign Securities Risk. If set forth in Part A of the prospectus, a trust, or issuers of securities held by a trust may invest in foreign issuers, and therefore, an investment in such a trust involves some investment risks that are different in some respects from an investment in a trust that invests entirely in securities of domestic issuers. Those investment risks include future political and governmental restrictions which might adversely affect the payment or receipt of payment of dividends on the relevant securities, currency exchange rate fluctuations, exchange control policies, and the limited liquidity and small market capitalization of such foreign countries' securities markets. In addition, for foreign issuers that are not subject to the reporting requirements of the Securities Exchange Act of 1934, there may be less publicly available information than is available from a domestic issuer. Also, foreign issuers are not necessarily subject to uniform accounting, auditing and financial reporting standards, practices and requirements comparable to those applicable to domestic issuers. However, due to the nature of the issuers of the securities included in the trust, the sponsor believes that adequate information will be available to allow the sponsor to provide portfolio surveillance.

     Certain of the securities in one or more of the trusts may be in ADR or GDR form. ADRs, American Depositary Receipts and GDRs, Global Depositary Receipts, represent common stock deposited with a custodian in a depositary. American Depositary Receipts and Global Depositary Receipts (collectively, the "Depositary Receipts") are issued by a bank or trust company to evidence ownership of underlying securities issued by a foreign corporation. These instruments may not necessarily be denominated in the same currency as the securities into which they may be converted. For purposes of the discussion herein, the terms ADR and GDR generally include American Depositary Shares and Global Depositary Shares, respectively.

     Depositary Receipts may be sponsored or unsponsored. In an unsponsored facility, the depositary initiates and arranges the facility at the request of market makers and acts as agent for the Depositary Receipts holder, while the company itself is not involved in the transaction. In a sponsored facility, the issuing company initiates the facility and agrees to pay certain administrative and shareholder-related expenses. Sponsored facilities use a single depositary and entail a contractual relationship between the issuer, the shareholder and the depositary; unsponsored facilities involve several depositaries with no contractual relationship to the company. The depositary bank that issues Depositary Receipts generally charges a fee, based on the price of the Depositary Receipts, upon issuance and cancellation of the Depositary Receipts. This fee would be in addition to the brokerage commissions paid upon the acquisition or surrender of the security. In addition, the depositary bank incurs expenses in connection with the conversion of dividends or other cash distributions paid in local currency into U.S. dollars and such expenses are deducted from the amount of the dividend or distribution paid to holders, resulting in a lower payout per underlying shares represented by the Depositary Receipts than would be the case if the underlying share were held directly. Certain tax considerations, including tax rate differentials and withholding requirements, arising from the application of the tax laws of one nation to nationals of another and from certain practices in the Depositary Receipts market may also exist with respect to certain Depositary Receipts. In varying degrees, any or all of these factors may affect the value of the Depositary Receipts compared with the value of the underlying shares in the local market. In addition, the rights of holders of Depositary Receipts may be different than those of holders of the underlying shares, and the market for Depositary Receipts may be less liquid than that for the underlying shares. Depositary Receipts are registered securities pursuant to the Securities Act of 1933 and may be subject to the reporting requirements of the Securities Exchange Act of 1934.

     For the securities that are Depositary Receipts, currency fluctuations will affect the United States dollar equivalent of the local currency price of the underlying domestic share and, as a result, are likely to affect the value of the Depositary Receipts and consequently the value of the securities. The foreign issuers of securities that are Depositary Receipts may pay dividends in foreign currencies which must be converted into dollars. Most foreign currencies have fluctuated widely in value against the United States dollar for many reasons, including supply and demand of the respective currency, the soundness of the world economy and the strength of the respective economy as compared to the economies of the United States and other countries. Therefore, for any securities of issuers (whether or not they are in Depositary Receipt form) whose earnings are stated in foreign currencies, or which pay dividends in foreign currencies or which are traded in foreign currencies, there is a risk that their United States dollar value will vary with fluctuations in the United States dollar foreign exchange rates for the relevant currencies.

     On January 1, 1999, Austria, Belgium, Finland, France, Germany, Ireland, Italy, Luxembourg, the Netherlands, Portugal and Spain (eleven of the fifteen member countries of the European Union ("EU")) established fixed conversion rates between their existing sovereign currencies and the euro. On such date the euro became the official currency of these eleven countries. As of January 1, 1999, the participating countries no longer control their own monetary policies by directing independent interest rates for their currencies. Instead, the authority to direct monetary policy, including money supply and official interest rates for the euro, is exercised by the new European Central Bank. The conversion of the national currencies of the participating countries to the euro could negatively impact the market rate of the exchange between such currencies (or the newly created euro) and the U.S. dollar. In addition, European corporations, and other entities with significant markets or operations in Europe (whether or not in the participating countries), face strategic challenges as these entities adapt to a single transnational currency. The euro conversion may have a material impact on revenues, expenses or income from operations; increase competition due to the increased price transparency of EU markets; effect issuers' currency exchange rate risk and derivatives exposure; disrupt current contracts; cause issuers to increase spending on information technology updates required for the conversion; and result in potential adverse tax consequences. The sponsor is unable to predict what impact, if any, the euro conversion will have on any of the issuers of securities contained in a trust.

     Preferred Stock Risks. If set forth in Part A of the prospectus, a trust, or issuers of securities held by a trust, may invest in preferred stock. If this is the case, an investment in units should be made with an understanding of the risks which an investment in preferred stocks entails, including the risk that the financial condition of the issuers of the securities or the general condition of the preferred stock market may worsen, and the value of the preferred stocks and therefore the value of the units may decline. Preferred stocks may be susceptible to general stock market movements and to volatile increases and decreases of value as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors, including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, market liquidity, and global or regional political, economic or banking crises. Preferred stocks are also vulnerable to congressional reductions in the dividends-received deduction which would adversely affect the after-tax return to the investors who can take advantage of the deduction. Such a reduction might adversely affect the value of preferred stocks in general. Holders of preferred stocks, as owners of the entity, have rights to receive payments from the issuers of those preferred stocks that are generally subordinate to those of creditors of, or holders of debt obligations or, in some cases, other senior preferred stocks of, such issuers. Preferred stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or senior preferred stocks will create prior claims for payment of principal and interest and senior dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its preferred stock or the rights of holders of preferred stock with respect to assets of the issuer upon liquidation or bankruptcy. The value of preferred stocks is subject to market fluctuations for as long as the preferred stocks remain outstanding, and thus the value of the securities may be expected to fluctuate over the life of the trust to values higher or lower than those prevailing on the initial date of deposit.

     Trust Preferred Securities Risks. If set forth in Part A of the prospectus, a trust, or issuers of securities held by a trust, may invest in trust preferred securities. Holders of trust preferred securities incur risks in addition to or slightly different than the typical risks of holding preferred stocks. Trust preferred securities are limited-life preferred securities that are typically issued by corporations, generally in the form of interest-bearing notes or preferred securities issued by corporations, or by an affiliated business trust of a corporation, generally in the form of beneficial interests in subordinated debentures issued by the corporation, or similarly structured securities. The maturity and dividend rate of the trust preferred securities are structured to match the maturity and coupon interest rate of the interest-bearing notes, preferred securities or subordinated debentures. Trust preferred securities usually mature on the stated maturity date of the interest-bearing notes, preferred securities or subordinated debentures and may be redeemed or liquidated prior to the stated maturity date of such instruments for any reason on or after their stated call date or upon the occurrence of certain circumstances at any time. Trust preferred securities generally have a yield advantage over traditional preferred stocks, but unlike preferred stocks, distributions on the trust preferred securities are generally treated as interest rather than dividends for federal income tax purposes. Unlike most preferred stocks, distributions received from trust preferred securities are generally not eligible for the dividends-received deduction. Certain of the risks unique to trust preferred securities include: (i) distributions on trust preferred securities will be made only if interest payments on the interest-bearing notes, preferred securities or subordinated debentures are made; (ii) a corporation issuing the interest-bearing notes, preferred securities or subordinated debentures may defer interest payments on these instruments for up to 20 consecutive quarters and if such election is made, distributions will not be made on the trust preferred securities during the deferral period; (iii) certain tax or regulatory events may trigger the redemption of the interest-bearing notes, preferred securities or subordinated debentures by the issuing corporation and result in prepayment of the trust preferred securities prior to their stated maturity date; (iv) future legislation may be proposed or enacted that may prohibit the corporation from deducting its interest payments on the interest-bearing notes, preferred securities or subordinated debentures for tax purposes, making redemption of these instruments likely; (v) a corporation may redeem the interest-bearing notes, preferred securities or subordinated debentures in whole at any time or in part from time to time on or after a stated call date; (vi) trust preferred securities holders have very limited voting rights; and (vii) payment of interest on the interest-bearing notes, preferred securities or subordinated debentures, and therefore distributions on the trust preferred securities, is dependent on the financial condition of the issuing corporation.

     Convertible Securities Risks. If set forth in Part A of the prospectus, a trust, or issuers of securities held by a trust, may invest in convertible securities.

     Convertible securities generally offer lower interest or dividend yields than non-convertible fixed-income securities of similar credit quality because of the potential for capital appreciation. The market values of convertible securities tend to decline as interest rates increase and, conversely, to increase as interest rates decline. However, a convertible security's market value also tends to reflect the market price of the common stock of the issuing company, particularly when the stock price is greater than the convertible security's conversion price. The conversion price is defined as the predetermined price or exchange ratio at which the convertible security can be converted or exchanged for the underlying common stock. As the market price of the underlying common stock declines below the conversion price, the price of the convertible security tends to be increasingly influenced more by the yield of the convertible security than by the market price of the underlying common stock. Thus, it may not decline in price to the same extent as the underlying common stock, and convertible securities generally have less potential for gain or loss than common stocks. However, mandatory convertible securities (as discussed below) generally do not limit the potential for loss to the same extent as securities convertible at the option of the holder. In the event of a liquidation of the issuing company, holders of convertible securities would be paid before that company's common stockholders. Consequently, an issuer's convertible securities generally entail less risk than its common stock. However, convertible securities fall below debt obligations of the same issuer in order of preference or priority in the event of a liquidation and are typically unrated or rated lower than such debt obligations. In addition, contingent payment, convertible securities allow the issuer to claim deductions based on its nonconvertible cost of debt, which generally will result in deduction in excess of the actual cash payments made on the securities (and accordingly, holders will recognize income in amounts in excess of the cash payments received).

     Mandatory convertible securities are distinguished as a subset of convertible securities because the conversion is not optional and the conversion price at maturity is based solely upon the market price of the underlying common stock, which may be significantly less than par or the price (above or below par) paid. For these reasons, the risks associated with investing in mandatory convertible securities most closely resemble the risks inherent in common stocks. Mandatory convertible securities customarily pay a higher coupon yield to compensate for the potential risk of additional price volatility and loss upon conversion. Because the market price of a mandatory convertible security increasingly corresponds to the market price of its underlying common stock as the convertible security approaches its conversion date, there can be no assurance that the higher coupon will compensate for the potential loss.

     Senior Loan Risks. If set forth in Part A of the prospectus, a trust, or issuers of securities held by a trust, may invest in senior loans.

     Senior loans in which a Closed-End Fund may invest:

     o   generally are of below investment grade credit quality;

     o   may be unrated at the time of investment;

     o generally are not registered with the SEC or any state securities commission; and

     o   generally are not listed on any securities exchange.

     The amount of public information available on senior loans generally will be less extensive than that available for other types of assets.

     No reliable, active trading market currently exists for many senior loans, although a secondary market for certain senior loans has developed over the past several years. Senior loans are thus relatively illiquid. Liquidity relates to the ability of a Closed-End Fund to sell an investment in a timely manner at a price approximately equal to its value on the Closed-End Fund's books. The illiquidity of senior loans may impair a Closed-End Fund's ability to realized the full value of its assets in the event of a voluntary or involuntary liquidation of such assets. Because of the lack of an active trading market, illiquid securities are also difficult to value and prices provided by external pricing services may not reflect the true value of the securities. However, many senior loans are of a large principal amount and are held by a large number of financial institutions. To the extent that a secondary market does exist for certain senior loans, the market may be subject to irregular trading activity, wide bid/ask spreads and extended trade settlement periods. The market for senior loans could be disrupted in the event of an economic downturn or a substantial increase or decrease in interest rates. This could result in increased volatility in the market and in the trusts' net asset value.

     If legislation or state or federal regulators impose additional requirements or restrictions on the ability of financial institutions to make loans that are considered highly leveraged transactions, the availability of senior loans for investment by the Closed-End Funds may be adversely affected. In addition, such requirements or restrictions could reduce or eliminate sources of financing for certain borrowers. This would increase the risk of default. If legislation or federal or state regulators require financial institutions to dispose of senior loans that are considered highly leveraged transactions or subject such senior loans to increased regulatory scrutiny, financial institutions may determine to sell such senior loans. Such sales could result in depressed prices. If a Closed-End Fund attempts to sell a senior loan at a time when a financial institution is engaging in such a sale, the price a Closed-End Fund could get for the senior loan may be adversely affected.

     Some senior loans are subject to the risk that a court, pursuant to fraudulent conveyance or other similar laws, could subordinate the senior loans to presently existing or future indebtedness of the borrower or take other action detrimental to lenders. Such court action could under certain circumstances include invalidation of senior loans. Any lender, which could include a Closed-End Fund, is subject to the risk that a court could find the lender liable for damages in a claim by a borrower arising under the common laws of tort or contracts or anti-fraud provisions of certain securities laws for actions taken or omitted to be taken by the lenders under the relevant terms of a loan agreement or in connection with actions with respect to the collateral underlying the senior loan.

     Small Capitalization and Mid Capitalization Stocks. If set forth in Part A of the prospectus, a trust may invest in small capitalization or mid-capitalization stocks. Investing in small capitalization stocks or mid capitalization stocks may involve greater risk than investing in large capitalization stocks, since they can be subject to more abrupt or erratic price movements. Many small-cap and mid-cap companies will have had their securities publicly traded, if at all, for only a short period of time and will not have had the opportunity to establish a reliable trading pattern through economic cycles. The price volatility of small-cap and mid-cap companies is relatively higher than larger, older and more mature companies. The greater price volatility of small-cap and mid-cap companies may result from the fact that there may be less market liquidity, less information publicly available or fewer investors who monitor the activities of these companies. In addition, the market prices of these securities may exhibit more sensitivity to changes in industry or general economic conditions. Some small-cap or mid-cap companies will not have been in existence long enough to experience economic cycles or to demonstrate whether they are sufficiently well managed to survive downturns or inflationary periods. Further, a variety of factors may affect the success of a company's business beyond the ability of its management to prepare or compensate for them, including domestic and international political developments, government trade and fiscal policies, patterns of trade and war or other military conflict which may affect industries or markets or the economy generally.

Administration of the Trust

     Distributions to Unitholders. Income received by a trust is credited by the trustee to the Income Account of the trust. Other receipts are credited to the Capital Account of a trust. Income received by a trust will be distributed on or shortly after the distribution dates each year shown in the prospectus on a pro rata basis to unitholders of record as of the preceding record date shown in the prospectus. All distributions will be net of applicable expenses. There is no assurance that any actual distributions will be made since all dividends received may be used to pay expenses. In addition, excess amounts from the Capital Account of a trust, if any, will be distributed at least annually to the unitholders then of record. Proceeds received from the disposition of any of the securities after a record date and prior to the following distribution date will be held in the Capital Account and not distributed until the next distribution date applicable to the Capital Account. The trustee shall be required to make a distribution from the Capital Account if the cash balance on deposit therein available for distribution shall be sufficient to distribute at least $1.00 per 100 units. The trustee is not required to pay interest on funds held in the Capital or Income Accounts (but may itself earn interest thereon and therefore benefits from the use of such funds). The trustee is authorized to reinvest any funds held in the Capital or Income Accounts, pending distribution, in U.S. Treasury obligations which mature on or before the next applicable distribution date. Any obligations so acquired must be held until they mature and proceeds therefrom may not be reinvested.

     The distribution to the unitholders as of each record date will be made on the following distribution date or shortly thereafter and shall consist of an amount substantially equal to such portion of the unitholders' pro rata share of the dividend distributions then held in the Income Account after deducting estimated expenses. Because dividends are not received by a trust at a constant rate throughout the year, such distributions to unitholders are expected to fluctuate. Persons who purchase units will commence receiving distributions only after such person becomes a record owner. A person will become the owner of units, and thereby a unitholder of record, on the date of settlement provided payment has been received. Notification to the trustee of the transfer of units is the responsibility of the purchaser, but in the normal course of business such notice is provided by the selling broker-dealer.

     The trustee will periodically deduct from the Income Account of a trust and, to the extent funds are not sufficient therein, from the Capital Account of a trust amounts necessary to pay the expenses of a trust. The trustee also may withdraw from said accounts such amounts, if any, as it deems necessary to establish a reserve for any governmental charges payable out of a trust. Amounts so withdrawn shall not be considered a part of a trust's assets until such time as the trustee shall return all or any part of such amounts to the appropriate accounts. In addition, the trustee may withdraw from the Income and Capital Accounts of a trust such amounts as may be necessary to cover redemptions of units.

     Distribution Reinvestment. Unitholders may elect to have distributions of capital (including capital gains, if any) or dividends or both automatically invested into additional units of their trust without a sales fee.

     Your trust will pay any deferred sales fee per unit regardless of any sales fee discounts. However, if you elect to have distributions on your units reinvested into additional units of your trust, you will be credited the amount of any remaining deferred sales charge on such additional units at the time of reinvestment.

     Unitholders who are receiving distributions in cash may elect to participate in distribution reinvestment by filing with the Program Agent an election to have such distributions reinvested without charge. Such election must be received by the Program Agent at least ten days prior to the record date applicable to any distribution in order to be in effect for such record date. Any such election shall remain in effect until a subsequent notice is received by the Program Agent.

     The Program Agent is The Bank of New York. All inquiries concerning participating in distribution reinvestment should be directed to The Bank of New York at its Unit Investment Trust Division office.

     Statements to Unitholders. With each distribution, the trustee will furnish to each unitholder a statement of the amount of income and the amount of other receipts, if any, which are being distributed, expressed in each case as a dollar amount per unit.

     The accounts of a trust will not be audited annually unless the sponsor determines that such an audit would be in the best interest of the unitholders of the trust. If an audit is conducted, it will be done at the related trust's expense, by independent public accountants designated by the sponsor. The accountants' report will be furnished by the trustee to any unitholder upon written request. Within a reasonable period of time after the end of each calendar year, the trustee shall furnish to each person who at any time during the calendar year was a unitholder of a trust a statement, covering the calendar year, generally setting forth for the trust:

     (A)  As to the Income Account:

          (1)  Income received;

          (2) Deductions for applicable taxes and for fees and expenses of the trust and for redemptions of units, if any; and

          (3) The balance remaining after such distributions and deductions, expressed in each case both as a total dollar amount and as a dollar amount representing the pro rata share of each unit outstanding on the last business day of such calendar year; and

     (B)  As to the Capital Account:

          (1) The dates of disposition of any securities and the net proceeds received therefrom;

          (2) Deductions for payment of applicable taxes and fees and expenses of the trust; and

          (3) The balance remaining after such distributions and deductions expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each unit outstanding on the last business day of such calendar year; and

     (C)  The following information:

          (1) A list of the securities as of the last business day of such calendar year;

          (2) The number of units outstanding on the last business day of such calendar year;

          (3) The redemption price based on the last evaluation made during such calendar year; and

          (4) The amount actually distributed during such calendar year from the Income and Capital Accounts separately stated, expressed both as total dollar amounts and as dollar amounts per unit outstanding on the record dates for each such distribution.

     Rights of Unitholders. A unitholder may at any time tender units to the trustee for redemption. The death or incapacity of any unitholder will not operate to terminate a trust nor entitle legal representatives or heirs to claim an accounting or to bring any action or proceeding in any court for partition or winding up of a trust. No unitholder shall have the right to control the operation and management of a trust in any manner, except to vote with respect to the amendment of the trust agreement or termination of a trust.

     Amendment and Termination. The trust agreement may be amended by the trustee and the sponsor without the consent of any of the unitholders: (1) to cure any ambiguity or to correct or supplement any provision which may be defective or inconsistent; (2) to change any provision thereof as may be required by the Securities and Exchange Commission or any successor governmental agency; or (3) to make such provisions as shall not adversely affect the interests of the unitholders. The trust agreement with respect to any trust may also be amended in any respect by the sponsor and the trustee, or any of the provisions thereof may be waived, with the consent of the holders of units representing 66 2/3% of the units then outstanding of the trust, provided that no such amendment or waiver will reduce the interest of any unitholder thereof without the consent of such unitholder or reduce the percentage of units required to consent to any such amendment or waiver without the consent of all unitholders of the trust. In no event shall the trust agreement be amended to increase the number of units of a trust issuable thereunder or to permit the acquisition of any securities in addition to or in substitution for those initially deposited in the trust, except in accordance with the provisions of the trust agreement. The trustee shall promptly notify unitholders of the substance of any such amendment.

     The trust agreement provides that a trust shall terminate upon the liquidation, redemption or other disposition of the last of the securities held in the trust but in no event is it to continue beyond the mandatory termination date set forth in Part A of the prospectus. If the value of a trust shall be less than the applicable minimum value stated in the prospectus (generally 20% of the total value of securities deposited in the trust during the initial offering period), the trustee may, in its discretion, and shall, when so directed by the sponsor, terminate the trust. A trust may be terminated at any time by the holders of units representing 66 2/3% of the units thereof then outstanding. In addition, the sponsor may terminate a trust if it is based on a security index and the index is no longer maintained.

     Beginning nine business days prior to, but no later than, the mandatory termination date described in the prospectus, the trustee may begin to sell all of the remaining underlying securities on behalf of unitholders in connection with the termination of the trust. The sponsor may assist the trustee in these sales and receive compensation to the extent permitted by applicable law. The sale proceeds will be net of any incidental expenses involved in the sales.

     The trustee will attempt to sell the securities as quickly as it can during the termination proceedings without in its judgment materially adversely affecting the market price of the securities, but it is expected that all of the securities will in any event be disposed of within a reasonable time after a trust's termination. The sponsor does not anticipate that the period will be longer than one month, and it could be as short as one day, depending on the liquidity of the securities being sold. The liquidity of any security depends on the daily trading volume of the security and the amount that the sponsor has available for sale on any particular day. Of course, no assurances can be given that the market value of the securities will not be adversely affected during the termination proceedings.

     Approximately five days prior to termination of certain trusts, the trustee will notify unitholders of the termination and provide a form allowing qualifying unitholders to elect an in-kind distribution (a "Distribution In Kind"). A unitholder who owns the minimum number of units shown in Part A of the prospectus may request a Distribution In Kind from the trustee instead of cash. The trustee will make a Distribution In Kind through the distribution of each of the securities of the trust in book entry form to the account of the unitholder's bank or broker-dealer at Depository Trust Company. The unitholder will be entitled to receive whole shares of each of the securities comprising the portfolio of a trust and cash from the Capital Account equal to the fractional shares to which the unitholder is entitled. The trustee may adjust the number of shares of any security included in a unitholder's Distribution In Kind to facilitate the distribution of whole shares. The sponsor may terminate the Distribution In Kind option at any time upon notice to the unitholders. Special federal income tax consequences will result if a unitholder requests a Distribution In Kind. Unitholders of the Convertible and Income Trust who request a Distribution In Kind will be subject to any 12b-1 Fees applicable to the underlying securities.

     Within a reasonable period after termination, the trustee will sell any securities remaining in a trust and, after paying all expenses and charges incurred by the trust, will distribute to unitholders thereof (upon surrender for cancellation of certificates for units, if issued) their pro rata share of the balances remaining in the Income and Capital Accounts of the trust.

     The sponsor currently intends, but is not obligated, to offer for sale units of a subsequent series of certain trusts at approximately one year after the inception date of such trusts. If the sponsor does offer such units for sale, unitholders may be given the opportunity to purchase such units at a public offering price which includes a reduced sales fee. There is, however, no assurance that units of any new series of a trust will be offered for sale at that time, or if offered, that there will be sufficient units available for sale to meet the requests of any or all unitholders.

     The Trustee. The trustee is The Bank of New York, a trust company organized under the laws of New York. The Bank of New York has its Unit Investment Trust Division offices at 101 Barclay Street, 20th Fl., New York, New York 10286, telephone 1-800-701-8178. The Bank of New York is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

     The trustee, whose duties are ministerial in nature, has not participated in selecting the portfolio of any trust. In accordance with the trust agreement, the trustee shall keep records of all transactions at its office. Such records shall include the name and address of, and the number of units held by, every unitholder of a trust. Such books and records shall be open to inspection by any unitholder at all reasonable times during usual business hours. The trustee shall make such annual or other reports as may from time to time be required under any applicable state or federal statute, rule or regulation. The trustee shall keep a certified copy or duplicate original of the trust agreement on file in its office available for inspection at all reasonable times during usual business hours by any unitholder, together with a current list of the securities held in each trust. Pursuant to the trust agreement, the trustee may employ one or more agents for the purpose of custody and safeguarding of securities comprising a trust.

     Under the trust agreement, the trustee or any successor trustee may resign and be discharged of a trust created by the trust agreement by executing an instrument in writing and filing the same with the sponsor. The trustee or successor trustee must mail a copy of the notice of resignation to all unitholders then of record, not less than sixty days before the date specified in such notice when such resignation is to take effect. The sponsor upon receiving notice of such resignation is obligated to appoint a successor trustee promptly. If, upon such resignation, no successor trustee has been appointed and has accepted the appointment within thirty days after notification, the retiring trustee may apply to a court of competent jurisdiction for the appointment of a successor. The sponsor may at any time remove the trustee, with or without cause, and appoint a successor trustee as provided in the trust agreement. Notice of such removal and appointment shall be mailed to each unitholder by the sponsor. Upon execution of a written acceptance of such appointment by such successor trustee, all the rights, powers, duties and obligations of the original trustee shall vest in the successor. The trustee must be a corporation organized under the laws of the United States, or any state thereof, be authorized under such laws to exercise trust powers and have at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

     The Sponsor. Claymore Securities, Inc. specializes in the creation, development and distribution of investment solutions for advisors and their valued clients. Claymore Securities, Inc. was created as Ranson & Associates, Inc., in 1995 and is the successor sponsor to unit investment trusts formerly sponsored by EVEREN Unit Investment Trusts, a service of EVEREN Securities, Inc. Claymore Securities, Inc. is also the sponsor and successor sponsor of Series of Ranson Unit Investment Trusts and The Kansas Tax-Exempt Trust and Multi-State Series of The Ranson Municipal Trust. On October 29, 2001, Ranson & Associates, Inc. was acquired by Claymore Group LLC. The sale to Claymore Group LLC was financed by a loan from The Bank of New York, the trustee. In November 2001, the sponsor changed its name from Ranson & Associates, Inc. to Claymore Securities, Inc. Claymore Securities, Inc. has been active in public and corporate finance and has sold bonds and unit investment trusts and maintained secondary market activities relating thereto. At present, Claymore Securities, Inc. which is a member of the National Association of Securities Dealers, Inc., is the sponsor to each of the above-named unit investment trusts. The sponsor's offices are located at 2455 Corporate West Drive, Lisle, Illinois 60532, and at 101 W. Elm, Suite 310, Conshohoken, Pennsylvania 19428.

     If at any time the sponsor shall fail to perform any of its duties under the trust agreement or shall become incapable of acting or shall be adjudged a bankrupt or insolvent or shall have its affairs taken over by public authorities, then the trustee may (a) appoint a successor sponsor at rates of compensation deemed by the trustee to be reasonable and not exceeding such reasonable amounts as may be prescribed by the Securities and Exchange Commission, or (b) terminate the trust agreement and liquidate any trust as provided therein, or (c) continue to act as trustee without terminating the trust agreement.

     The Supervisor and the Evaluator. Claymore Securities, Inc., the sponsor, also serves as evaluator and supervisor. The evaluator and supervisor may resign or be removed by the trustee in which event the trustee is to use its best efforts to appoint a satisfactory successor. Such resignation or removal shall become effective upon acceptance of appointment by the successor evaluator. If upon resignation of the evaluator no successor has accepted appointment within thirty days after notice of resignation, the evaluator may apply to a court of competent jurisdiction for the appointment of a successor. Notice of such registration or removal and appointment shall be mailed by the trustee to each unitholder.

     Limitations on Liability. The sponsor is liable for the performance of its obligations arising from its responsibilities under the trust agreement, but will be under no liability to the unitholders for taking any action or refraining from any action in good faith pursuant to the trust agreement or for errors in judgment, except in cases of its own gross negligence, bad faith or willful misconduct or its reckless disregard for its duties thereunder. The sponsor shall not be liable or responsible in any way for depreciation or loss incurred by reason of the sale of any securities.

     The trust agreement provides that the trustee shall be under no liability for any action taken in good faith in reliance upon prima facie properly executed documents or for the disposition of moneys, securities or certificates except by reason of its own gross negligence, bad faith or willful misconduct, or its reckless disregard for its duties under the trust agreement, nor shall the trustee be liable or responsible in any way for depreciation or loss incurred by reason of the sale by the trustee of any securities. In the event that the sponsor shall fail to act, the trustee may act and shall not be liable for any such action taken by it in good faith. The trustee shall not be personally liable for any taxes or other governmental charges imposed upon or in respect of the securities or upon the interest thereof. In addition, the trust agreement contains other customary provisions limiting the liability of the trustee.

     The trustee and unitholders may rely on any evaluation furnished by the evaluator and shall have no responsibility for the accuracy thereof. The trust agreement provides that the determinations made by the evaluator shall be made in good faith upon the basis of the best information available to it, provided, however, that the evaluator shall be under no liability to the trustee or unitholders for errors in judgment, but shall be liable for its gross negligence, bad faith or willful misconduct or its reckless disregard for its obligations under the trust agreement.

Expenses of the Trust

     The sponsor does not charge a trust an annual advisory fee. The sponsor will receive a portion of the sale commissions paid in connection with the purchase of units and will share in profits, if any, related to the deposit of securities in the trust. The sponsor and/or its affiliates do, also, receive an annual fee as set forth in Part A of the prospectus for maintaining surveillance over the portfolio and for performing certain administrative services for the trust (the "Sponsor's Supervisory Fee"). In providing such supervisory services, the sponsor may purchase research from a variety of sources, which may include dealers of the trusts. If so provided in Part A of the prospectus, the sponsor may also receive an annual fee for providing bookkeeping and administrative services for a trust (the "Bookkeeping and Administrative Fee"). Such services may include, but are not limited to, the preparation of various materials for unitholders and providing account information to the unitholders. If so provided in Part A of the prospectus, the evaluator may also receive an annual fee for performing evaluation services for the trusts (the "Evaluator's Fee"). In addition, if so provided in Part A of the prospectus, a trust may be charged an annual licensing fee to cover licenses for the use of service marks, trademarks, trade names and intellectual property rights and/or for the use of databases and research. The trust will bear all operating expenses. Estimated annual trust operating expenses are as set forth in Part A of the prospectus; if actual expenses are higher than the estimate, the excess will be borne by the trust. The estimated expenses include listing fees but do not include the brokerage commissions and other transactional fees payable by the trust in purchasing and selling securities.

     The trustee receives for its services that fee set forth in Part A of the prospectus. The trustee's fee, which is calculated monthly, is based on the largest number of units of a trust outstanding at any time during the primary offering period. After the primary offering period, the fee shall accrue daily and be based on the number of units outstanding on the first business day of each calendar year in which the fee is calculated or the number of units outstanding at the end of the primary offering period, as appropriate. The Sponsor's Supervisory Fee, the Bookkeeping and Administrative Fee and the Evaluator's Fee are calculated monthly and are based on the largest number of units outstanding at any time during the period for which such compensation is being computed. The trustee benefits to the extent there are funds for future distributions, payment of expenses and redemptions in the Capital and Income Accounts since these Accounts are non-interest bearing and the amounts earned by the trustee are retained by the trustee. Part of the trustee's compensation for its services to a trust is expected to result from the use of these funds. In addition, the Sponsor's Supervisory Fee, Bookkeeping and Administrative Fee, Evaluator's Fee and the Trustee's Fee may be adjusted in accordance with the cumulative percentage increase of the United States Department of Labor's Consumer Price Index entitled "All Services Less Rent" since the establishment of the trust. In addition, with respect to any fees payable to the sponsor or an affiliate of the sponsor for providing bookkeeping and other administrative services, supervisory services and evaluation services, such individual fees may exceed the actual costs of providing such services for a trust, but at no time will the total amount received for such services, in the aggregate, rendered to all unit investment trusts of which Claymore is the sponsor in any calendar year exceed the actual cost to the sponsor or its affiliates of supplying such services, in the aggregate, in such year.

     The trust will also will pay a fee to the sponsor for creating and developing the trust, including determining the trust objective, policies, composition and size, selecting service providers and information services, and for providing other similar administrative and ministerial functions. Your trust pays this "creation and development fee" as a fixed dollar amount at the close of the initial offering period. The sponsor does not use the fee to pay distribution expenses or as compensation for sales efforts.

     The following additional charges are or may be incurred by the trust: (a) fees for the trustee's extraordinary services; (b) expenses of the trustee (including legal and auditing expenses, but not including any fees and expenses charged by an agent for custody and safeguarding of securities) and of counsel, if any; (c) various governmental charges; (d) expenses and costs of any action taken by the trustee to protect the trust or the rights and interests of the unitholders; (e) indemnification of the trustee for any loss, liability or expense incurred by it in the administration of the trust not resulting from gross negligence, bad faith or willful misconduct on its part; (f) indemnification of the sponsor for any loss, liability or expense incurred in acting in that capacity without gross negligence, bad faith or willful malfeasance or its reckless disregard for its obligations under the trust agreement; (g) any offering costs incurred after the end of the initial offering period; and (h) expenditures incurred in contacting unitholders upon termination of the trust. The fees and expenses set forth herein are payable out of a trust and, when owing to the trustee, are secured by a lien on the trust. Since the securities are all stocks, and the income stream produced by dividend payments, if any, is unpredictable, the sponsor cannot provide any assurance that dividends will be sufficient to meet any or all expenses of a trust. If the balances in the Income and Capital Accounts are insufficient to provide for amounts payable by the trust, the trustee has the power to sell securities to pay such amounts. These sales may result in capital gains or losses to unitholders. It is expected that the income stream produced by dividend payments may be insufficient to meet the expenses of a trust and, accordingly, it is expected that securities will be sold to pay all of the fees and expenses of the trust.

     The trust shall also bear the expenses associated with updating the trust's registration statement and maintaining registration or qualification of the units and/or a trust under federal or state securities laws subsequent to initial registration. Such expenses shall include legal fees, accounting fees, typesetting fees, electronic filing expenses and regulatory filing fees. The expenses associated with updating registration statements have been historically paid by a unit investment trust's sponsor.

Portfolio Transactions and Brokerage Allocation

     When a trust sells securities, the composition and diversity of the securities in the trust may be altered. In order to obtain the best price for a trust, it may be necessary for the supervisor to specify minimum amounts (such as 100 shares) in which blocks of securities are to be sold. In effecting purchases and sales of a trust's portfolio securities, the sponsor may direct that orders be placed with and brokerage commissions be paid to brokers, including brokers which may be affiliated with the trust, the sponsor or dealers participating in the offering of units.

Purchase, Redemption and Pricing of Units

     Public Offering Price. Units of a trust are offered at the public offering price (which is based on the aggregate underlying value of the securities in the trust and includes the initial sales fee plus a pro rata share of any accumulated amounts in the accounts of the trust). The initial sales fee is equal to the difference between the maximum sales fee and the sum of the remaining deferred sales fee and the creation and development fee ("C&D Fee"). The maximum sales fee is set forth in Part A of the prospectus. The deferred sales fee and the C&D Fee will be collected as described in this prospectus. Units purchased subsequent to the initial deferred sales fee payment will be subject to the initial sales fee, the remaining deferred sales fee payments and the C&D Fee. Units sold or redeemed prior to such time as the entire applicable deferred sales fee has been collected will be assessed the remaining deferred sales fee at the time of such sale or redemption. During the initial offering period, a portion of the public offering price includes an amount of securities to pay for all or a portion of the costs incurred in establishing a trust ("organization costs"). These organization costs include the cost of preparing the registration statement, the trust indenture and other closing documents, registering units with the Securities and Exchange Commission and states, the initial audit of the trust portfolio, legal fees and the initial fees and expenses of the trustee. These costs will be deducted from a trust as of the end of the initial offering period or after six months, at the discretion of the sponsor. As indicated above, the initial public offering price of the units was established by dividing the aggregate underlying value of the securities by the number of units outstanding. Such price determination as of the opening of business on the date a trust was created was made on the basis of an evaluation of the securities in the trust prepared by the evaluator. After the opening of business on this date, the evaluator will appraise or cause to be appraised daily the value of the underlying securities as of the close of the New York Stock Exchange on days the New York Stock Exchange is open and will adjust the public offering price of the units commensurate with such valuation. Such public offering price will be effective for all orders properly received at or prior to the close of trading on the New York Stock Exchange on each such day. Orders received by the trustee, sponsor or any dealer for purchases, sales or redemptions after that time, or on a day when the New York Stock Exchange is closed, will be held until the next determination of price.

     The value of the securities is determined on each business day by the evaluator based on the closing sale prices on a national securities exchange or the Nasdaq National Market System or by taking into account the same factors referred to under "Computation of Redemption Price".

     Public Distribution of Units. During the initial offering period, units of a trust will be distributed to the public at the public offering price thereof. Upon the completion of the initial offering, units which remain unsold or which may be acquired in the secondary market may be offered at the public offering price determined in the manner provided above.

     The sponsor intends to qualify units of a trust for sale in a number of states. Units will be sold through dealers who are members of the National Association of Securities Dealers, Inc. and through others. Broker-dealers and others will be allowed a concession or agency commission in connection with the distribution of units during the initial offering period as set forth in the prospectus.

     Certain commercial banks may be making units of a trust available to their customers on an agency basis. Furthermore, as a result of certain legislative changes effective November 1999, banks are no longer prohibited from certain affiliations with securities firms. This new legislation grants banks new authority to conduct certain authorized activity, such as sales of units, through financial subsidiaries. A portion of the sales charge discussed above is retained by or remitted to the banks or their financial subsidiaries for these agency and brokerage transactions. The sponsor reserves the right to change the concessions or agency commissions set forth in the prospectus from time to time. In addition to such concessions or agency commissions, the sponsor may, from time to time, pay or allow additional concessions or agency commissions, in the form of cash or other compensation, to dealers employing registered representatives who sell, during a specified time period, a minimum dollar amount of units of unit investment trusts underwritten by the sponsor. The sponsor in its discretion may from time to time pursuant to objective criteria established by the sponsor pay fees to qualifying brokers or dealers for certain services or activities which are primarily intended to result in sales of units of a trust. Such payments are made by the sponsor out of its own assets, and not out of the assets of any trust. These programs will not change the price unitholders pay for their units or the amount that a trust will receive from the units sold. The difference between the discount and the sales charge will be retained by the sponsor.

     The sponsor reserves the right to reject, in whole or in part, any order for the purchase of units.

     Sponsor Profits. The sponsor will receive gross sales fees equal to the percentage of the public offering price of the units of a trust described in the prospectus. In addition, the sponsor may realize a profit (or sustain a loss) as of the date a trust is created resulting from the difference between the purchase prices of the securities to the sponsor and the cost of such securities to the trust. Thereafter, on subsequent deposits the sponsor may realize profits or sustain losses from such deposits. The sponsor may realize additional profits or losses during the initial offering period on unsold units as a result of changes in the daily market value of the securities in the trust.

     Market for Units. After the initial offering period, the sponsor may maintain a market for units of a trust offered hereby and continuously offer to purchase said units at prices, determined by the evaluator, based on the value of the underlying securities. Unitholders who wish to dispose of their units should inquire of their broker as to current market prices in order to determine whether there is in existence any price in excess of the redemption price and, if so, the amount thereof. Unitholders who sell or redeem units prior to such time as the entire deferred sales fee on such units has been collected will be assessed the amount of the remaining deferred sales fee at the time of such sale or redemption. The offering price of any units resold by the sponsor will be in accord with that described in the currently effective prospectus describing such units. Any profit or loss resulting from the resale of such units will belong to the sponsor. If the sponsor decides to maintain a secondary market, it may suspend or discontinue purchases of units of the trust if the supply of units exceeds demand, or for other business reasons.

     Redemption. A unitholder who does not dispose of units in the secondary market described above may cause units to be redeemed by the trustee by making a written request to the trustee at its Unit Investment Trust Division office in the city of New York. Unitholders must sign the request, and such transfer instrument, exactly as their names appear on the records of the trustee. If the amount of the redemption is $500 or less and the proceeds are payable to the unitholder(s) of record at the address of record, no signature guarantee is necessary for redemptions by individual account owners (including joint owners). Additional documentation may be requested, and a signature guarantee is always required, from corporations, executors, administrators, trustees, guardians or associations. The signatures must be guaranteed by a participant in the Securities Transfer Agents Medallion Program ("STAMP") or such other signature guaranty program in addition to, or in substitution for, STAMP, as may be accepted by the trustee.

     Redemption shall be made by the trustee no later than the third business day following the day on which a tender for redemption is received (the "Redemption Date") by payment of cash equivalent to the redemption price, determined as set forth below under "Computation of Redemption Price," as of the close of the New York Stock Exchange next following such tender, multiplied by the number of units being redeemed. Any units redeemed shall be canceled and any undivided fractional interest in the related trust extinguished. The price received upon redemption might be more or less than the amount paid by the unitholder depending on the value of the securities in the trust at the time of redemption. Unitholders who sell or redeem units prior to such time as the entire deferred sales fee on such units has been collected will be assessed the amount of the remaining deferred sales fee at the time of such sale or redemption. Certain broker-dealers may charge a transaction fee for processing redemption requests.

     Under regulations issued by the Internal Revenue Service, the trustee is required to withhold a specified percentage of the principal amount of a unit redemption if the trustee has not been furnished the redeeming unitholder's tax identification number in the manner required by such regulations. Any amount so withheld is transmitted to the Internal Revenue Service and may be recovered by the unitholder only when filing a tax return. Under normal circumstances the trustee obtains the unitholder's tax identification number from the selling broker. However, any time a unitholder elects to tender units for redemption, such unitholder should make sure that the trustee has been provided a certified tax identification number in order to avoid this possible "back-up withholding." In the event the trustee has not been previously provided such number, one must be provided at the time redemption is requested. Any amounts paid on redemption representing unpaid dividends shall be withdrawn from the Income Account of a trust to the extent that funds are available for such purpose. All other amounts paid on redemption shall be withdrawn from the Capital Account for a trust.

     Unitholders tendering units for redemption may request a Distribution In Kind from the trustee in lieu of cash redemption. A unitholder may request a Distribution In Kind of an amount and value of securities per unit equal to the redemption price per unit as determined as of the evaluation time next following the tender, provided that the tendering unitholder is (1) entitled to receive at least $25,000 of proceeds as part of his or her distribution or if he paid at least $25,000 to acquire the units being tendered and (2) the unitholder has elected to redeem at least five days prior to the termination of the trust. If the unitholder meets these requirements, a Distribution In Kind will be made by the trustee through the distribution of each of the securities of the trust in book entry form to the account of the unitholder's bank or broker-dealer at Depository Trust Company. The tendering unitholder shall be entitled to receive whole shares of each of the securities comprising the portfolio of the trust and cash from the Capital Account equal to the fractional shares to which the tendering unitholder is entitled. The trustee shall make any adjustments necessary to reflect differences between the redemption price of the units and the value of the securities distributed in kind as of the date of tender. If funds in the Capital Account are insufficient to cover the required cash distribution to the tendering unitholder, the trustee may sell securities. The in-kind redemption option may be terminated by the sponsor at any time. The trustee is empowered to sell securities in order to make funds available for the redemption of units. To the extent that securities are sold or redeemed in kind, the size of a trust will be, and the diversity of a trust may be, reduced but each remaining unit will continue to represent approximately the same proportional interest in each security. Sales may be required at a time when securities would not otherwise be sold and may result in lower prices than might otherwise be realized. The price received upon redemption may be more or less than the amount paid by the unitholder depending on the value of the securities in the portfolio at the time of redemption.

     The right of redemption may be suspended and payment postponed for more than three business days following the day on which tender for redemption is made (1) for any period during which the New York Stock Exchange is closed, other than customary weekend and holiday closings, or during which (as determined by the Securities and Exchange Commission) trading on the New York Stock Exchange is restricted; (2) for any period during which an emergency exists as a result of which disposal by the trustee of securities is not reasonably practicable or it is not reasonably practicable to fairly determine the value of the underlying securities in accordance with the trust agreement; or (3) for such other period as the Securities and Exchange Commission may by order permit. The trustee is not liable to any person in any way for any loss or damage which may result from any such suspension or postponement.

     Computation of Redemption Price. The redemption price per unit (as well as the secondary market public offering price) will generally be determined on the basis of the last sale price of the securities in a trust. The redemption price per unit is the pro rata share of each unit in a trust determined generally on the basis of (i) the cash on hand in the trust or moneys in the process of being collected and (ii) the value of the securities in the trust less (a) amounts representing taxes or other governmental charges payable out of the trust, (b) any amount owing to the trustee for its advances and (c) the accrued expenses or remaining deferred sales fees of the trust. During the initial offering period, the redemption price and the secondary market repurchase price will also include estimated organizational costs. The evaluator may determine the value of the securities in the trust in the following manner: if the securities are listed on a national or foreign securities exchange or the Nasdaq National Market System, such evaluation shall generally be based on the last available sale price on or immediately prior to the Evaluation Time on the exchange or Nasdaq National Market System which is the principal market therefor, which shall be deemed to be the New York Stock Exchange if the securities are listed thereon (unless the evaluator deems such price inappropriate as a basis for evaluation) or, if there is no such available sale price on such exchange, at the last available bid prices (offer prices for primary market purchases) of the securities. Securities not listed on the New York Stock Exchange but principally traded on the Nasdaq National Market System will be valued at the Nasdaq National Market System's official closing price. If the securities are not so listed or, if so listed, the principal market therefor is other than on such exchange or there is no such available sale price on such exchange, such evaluation shall generally be based on the following methods or any combination thereof whichever the evaluator deems appropriate: (i) on the basis of the current bid price (offer prices for primary market purchases) for comparable securities (unless the evaluator deems such price inappropriate as a basis for evaluation), (ii) by determining the valuation of the securities on the bid side (offer side for primary market purchases) of the market by appraisal or (iii) by any combination of the above. If the trust holds securities denominated in a currency other than U.S. dollars, the evaluation of such security shall be converted to U.S. dollars based on current bid side (offer side for primary market purchases) exchange rates (unless the evaluator deems such prices inappropriate as a basis for valuation).

     Retirement Plans. A trust may be well suited for purchase by Individual Retirement Accounts, Keogh Plans, pension funds and other qualified retirement plans. Generally, capital gains and income received under each of the foregoing plans are deferred from federal taxation. All distributions from such plans are generally treated as ordinary income but may, in some cases, be eligible for special income averaging or tax deferred rollover treatment. Investors considering participation in any such plan should review specific tax laws related thereto and should consult their attorneys or tax advisers with respect to the establishment and maintenance of any such plan. Such plans are offered by brokerage firms and other financial institutions. The trust will lower the minimum investment requirement for IRA accounts to $250. Fees and charges with respect to such plans may vary.

     Ownership of Units. Ownership of units will not be evidenced by certificates. All evidence of ownership of units will be recorded in book entry form either at Depository Trust Company ("DTC") through an investor's brokers' account or through registration of the units on the books of the trustee. Units held through DTC will be registered in the nominee name of Cede & Co. Individual purchases of beneficial ownership interest in the trust will be made in book entry form through DTC or the trustee. Ownership and transfer of units will be evidenced and accomplished by book entries made by DTC and its participants if the units are evidenced at DTC, or otherwise will be evidenced and accomplished by book entries made by the trustee. DTC will record ownership and transfer of the units among DTC participants and forward all notices and credit all payments received in respect of the units held by the DTC participants. Beneficial owners of units will receive written confirmation of their purchases and sale from the broker dealer or bank from whom their purchase was made. Units are transferable by making a written request properly accompanied by a written instrument or instruments of transfer which should be sent registered or certified mail for the protection of the unitholder. Unitholders must sign such written request exactly as their names appear on the records of the trust. The signatures must be guaranteed by a participant in the STAMP or such other signature guaranty program in addition to, or in substitution for, STAMP, as may be acceptable by the trustee.

     Units may be purchased in denominations of one unit or any multiple thereof, subject to the minimum investment requirement. Fractions of units, if any, will be computed to three decimal places.

Taxes

     This section summarizes some of the main U.S. federal income tax consequences of owning units of a trust. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, these summaries generally do not describe your situation if you are a corporation, a non-U.S. person, a broker/dealer, or other investor with special circumstances. In addition, this section does not describe your state, local or foreign tax consequences.

     This federal income tax summary is based in part on the advice and opinion of counsel to the sponsor. The Internal Revenue Service could disagree with any conclusions set forth in this section. In addition, our counsel was not asked to review, and has not reached a conclusion with respect to the federal income tax treatment of the assets to be deposited in the trust. This may not be sufficient for you to use for the purpose of avoiding penalties under federal tax law.

     As with any investment, you should seek advice based on your individual circumstances from your own tax advisor.

     Assets of the Trust. A trust is expected to hold shares of stock in corporations (the "Stocks") that are treated as equity for federal income tax purposes. It is possible that the trust will also hold other assets, including assets that are treated differently for federal income tax purposes from those described above, in which case you will have federal income tax consequences different from or in addition to those described in this section. All of the assets held by the trust constitute the "Trust Assets." Neither our counsel nor we have analyzed the proper federal income tax treatment of the Trust Assets and thus neither our counsel nor we have reached a conclusion regarding the federal income tax treatment of the Trust Assets.

     Trust Status. If a trust is at all times operated in accordance with the documents establishing the trust and certain requirements of federal income tax law are met, the trust will not be taxed as a corporation for federal income tax purposes. As a unit owner, you will be treated as the owner of a pro rata portion of each of the Trust Assets, and as such you will be considered to have received a pro rata share of income (e.g., dividends and capital gains, if any) from each Trust Asset when such income would be considered to be received by you if you directly owned the Trust Assets. This is true even if you elect to have your distributions reinvested into additional units. In addition, the income from Trust Assets that you must take into account for federal income tax purposes is not reduced by amounts used to pay sales charges or trust expenses.

     Your Tax Basis and Income or Loss Upon Disposition. If your trust disposes of Trust Assets, you will generally recognize gain or loss. If you dispose of your units or redeem your units for cash, you will also generally recognize gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in the related Trust Assets from your share of the total amount received in the transaction. You can generally determine your initial tax basis in each Trust Asset by apportioning the cost of your units, including sales charges, among the Trust Assets ratably according to their values on the date you acquire your units. In certain circumstances, however, you may have to adjust your tax basis after you acquire your units (for example, in the case of certain dividends that exceed a corporation's accumulated earnings and profits, as discussed below).

     If you are an individual, the maximum marginal federal tax rate for net capital gain is generally 15% (generally 5% for certain taxpayers in the 10% and 15% tax brackets). These capital gains rates are generally effective for taxable years beginning before January 1, 2011.

     Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your units to determine your holding period. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The Internal Revenue Code, however, treats certain capital gains as ordinary income in special situations.

     Dividends from Stocks. Certain dividends received with respect to the Stocks may qualify to be taxed at the same rates that apply to net capital gain (as discussed above), provided certain holding period requirements are satisfied. These special rules relating to the taxation of dividends at capital gains rates generally apply to taxable years beginning before January 1, 2011.

     Dividends Received Deduction. Generally, a domestic corporation owning units in a trust may be eligible for the dividends received deduction with respect to such unit owner's pro rata portion of certain types of dividends received by the trust. However, a corporation generally will not be entitled to the dividends received deduction with respect to dividends from most foreign corporations.

     In-Kind Distributions. Under certain circumstances as described in this prospectus, you may request an In-Kind Distribution of Trust Assets when you redeem your units or at your trust's termination. By electing to receive an In-Kind Distribution, you will receive Trust Assets plus, possibly, cash. You will not recognize gain or loss if you only receive whole Trust Assets in exchange for the identical amount of your pro rata portion of the same Trust Assets held by your trust. However, if you also receive cash in exchange for a Trust Asset or a fractional portion of a Trust Asset, you will generally recognize gain or loss based on the difference between the amount of cash you receive and your tax basis in such Trust Asset or fractional portion.

     Exchanges. If you elect to have your proceeds from your trust rolled over into a future series of the trust, it is considered a sale for federal income tax purposes and any gain on the sale will be treated as a capital gain, and any loss will be treated as a capital loss. However, any loss you incur in connection with the exchange of your units of your trusts for units of the next series will generally be disallowed with respect to this deemed sale and subsequent deemed repurchase, to the extent the two trusts have substantially identical Trust Assets under the wash sale provisions of the Internal Revenue Code.

     Limitations on the Deductibility of Trust Expenses. Generally, for federal income tax purposes, you must take into account your full pro rata share of your trust's income, even if some of that income is used to pay trust expenses. You may deduct your pro rata share of each expense paid by your trust to the same extent as if you directly paid the expense. You may be required to treat some or all of the expenses of your trust as miscellaneous itemized deductions. Individuals may only deduct certain miscellaneous itemized deductions to the extent they exceed 2% of adjusted gross income.

     Foreign Taxes. Distributions by your trust that are treated as U.S. source income (e.g., dividends received on Stocks of domestic corporations) will generally be subject to U.S. income taxation and withholding in the case of units held by nonresident alien individuals, foreign corporations or other non-U.S. persons, subject to any applicable treaty. If you are a foreign investor (i.e., an investor other than a U.S. citizen or resident or a U.S. corporation, partnership, estate or trust), you may not be subject to U.S. federal income taxes, including withholding taxes, on some or all of the income from your trust or on any gain from the sale or redemption of your units, provided that certain conditions are met. You should consult your tax advisor with respect to the conditions you must meet in order to be exempt for U.S. tax purposes. You should also consult your tax advisor with respect to other U.S. tax withholding and reporting requirements.

     Some distributions by your trust may be subject to foreign withholding taxes. Any income withheld will still be treated as income to you. Under the grantor trust rules, you are considered to have paid directly your share of any foreign taxes that are paid. Therefore, for U.S. tax purposes, you may be entitled to a foreign tax credit or deduction for those foreign taxes.

     New York Tax Status. Based on the advice of Dorsey & Whitney LLP, special counsel to your trust for New York tax matters, under the existing income tax laws of the State and City of New York, your trust will not be taxed as a corporation, and the income of your trust will be treated as the income of the unit holders in the same manner as for federal income tax purposes. You should consult your tax advisor regarding potential foreign, state or local taxation with respect to your units.

Experts

     Legal Matters. Chapman and Cutler LLP, 111 West Monroe Street, Chicago, Illinois 60603, acts as counsel for the trusts and has passed upon the legality of the units.

     Independent Registered Public Accounting Firm. The statements of financial condition, including the Trust Portfolios, appearing herein, have been audited by Grant Thornton LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance on such report given on the authority of such firm as experts in accounting and auditing.

Performance Information

     Information contained in the prospectus, as it currently exists or as further updated, may also be included from time to time in other prospectuses or in advertising material. Information on the performance of a trust strategy or the actual performance of a trust may be included from time to time in other prospectuses or advertising material and may reflect sales charges and expenses of a trust. The performance of a trust may also be compared to the performance of money managers as reported in SEI Fund Evaluation Survey or of mutual funds as reported by Lipper Analytical Services Inc. (which calculates total return using actual dividends on ex-dates accumulated for the quarter and reinvested at quarter end), Money Magazine Fund Watch (which rates fund performance over a specified time period after sales charge and assuming all dividends reinvested) or Wiesenberger Investment Companies Service (which states fund performance annually on a total return basis) or of the New York Stock Exchange Composite Index, the American Stock Exchange Index (unmanaged indices of stocks traded on the New York and American Stock Exchanges, respectively), the Dow Jones Industrial Average (an index of 30 widely traded industrial common stocks) or the Standard & Poor's 500 Index (an unmanaged diversified index of 500 stocks) or similar measurement standards during the same period of time.

Description of Ratings

Standard & Poor's Issue Credit Ratings

     A Standard & Poor's issue credit rating is a current opinion of the credit-worthiness of an obligor with respect to a specific financial obligation, a specific class of financial obligations, or a specific financial program (including ratings on medium term note programs and commercial paper programs). It takes into consideration the creditworthiness of guarantors, insurers, or other forms of credit enhancement on the obligation and takes into account the currency in which the obligation is denominated. The issue credit rating is not a recommendation to purchase, sell, or hold a financial obligation, inasmuch as it does not comment as to market price or suitability for a particular investor. Issue credit ratings are based on current information furnished by the obligors or obtained by Standard & Poor's from other sources it considers reliable. Standard & Poor's does not perform an audit in connection with any credit rating and may, on occasion, rely on unaudited financial information. Credit ratings may be changed, suspended, or withdrawn as a result of changes in, or unavailability of, such information, or based on other circumstances.

     Long-term issue credit ratings

     Issue credit ratings are based, in varying degrees, on the following considerations:

     o Likelihood of payment-capacity and willingness of the obligor to meet its financial commitment on an obligation in accordance with the terms of the obligation;

     o   Nature of and provisions of the obligation;

     o Protection afforded by, and relative position of, the obligation in the event of bankruptcy, reorganization, or other arrangement under the laws of bankruptcy and other laws affecting creditors' rights.

     The issue rating definitions are expressed in terms of default risk. As such, they pertain to senior obligations of an entity. Junior obligations are typically rated lower than senior obligations, to reflect the lower priority in bankruptcy, as noted above. (Such differentiation applies when an entity has both senior and subordinated obligations, secured and unsecured obligations, or operating company and holding company obligations.) Accordingly, in the case of junior debt, the rating may not conform exactly with the category definition.

       AAA An obligation rated "AAA" has the highest rating assigned by Standard & Poor's. The obligor's capacity to meet its financial commitment on the obligation is extremely strong.

       AA An obligation rated "AA" differs from the highest rated obligations only in small degree. The obligor's capacity to meet its financial commitment on the obligation is very strong.

       A An obligation rated "A" is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher rated categories. However, the obligor's capacity to meet its financial commitment on the obligation is still strong.

       BBB An obligation rated "BBB" exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation. Obligations rated "BB", "B", "CCC", "CC", and "C" are regarded as having significant speculative characteristics. "BB" indicates the least degree of speculation and "C" the highest. While such obligations will likely have some quality and protective characteristics, these may be outweighed by large uncertainties or major exposures to adverse conditions.

       BB An obligation rated "BB" is less vulnerable to nonpayment than other speculative issues. However, it faces major ongoing uncertainties or exposure to adverse business, financial, or economic conditions which could lead to the obligor's inadequate capacity to meet its financial commitment on the obligation.

       B An obligation rated "B" is more vulnerable to nonpayment than obligations rated "BB", but the obligor currently has the capacity to meet its financial commitment on the obligation. Adverse business, financial, or economic conditions will likely impair the obligor's capacity or willingness to meet its financial commitment on the obligation.

       CCC An obligation rated "CCC" is currently vulnerable to nonpayment, and is dependent upon favorable business, financial, and economic conditions for the obligor to meet its financial commitment on the obligation. In the event of adverse business, financial, or economic conditions, the obligor is not likely to have the capacity to meet its financial commitment on the obligation.

       CC An obligation rated "CC" is currently highly vulnerable to nonpayment.

       CA A subordinated debt or preferred stock obligation rated "C" is CURRENTLY HIGHLY VULNERABLE to nonpayment. The "C" rating may be used to cover a situation where a bankruptcy petition has been filed or similar action taken, but payments on this obligation are being continued. A "C" also will be assigned to a preferred stock issue in arrears on dividends or sinking fund payments, but that is currently paying.

       D An obligation rated "D" is in payment default. The "D" rating category is used when payments on an obligation are not made on the date due even if the applicable grace period has not expired, unless Standard & Poor's believes that such payments will be made during such grace period. The "D" rating also will be used upon the filing of a bankruptcy petition or the taking of a similar action if payments on an obligation are jeopardized.

     Plus (+) or minus (-) The ratings from "AA" to "CCC" may be modified by the addition of a plus or minus sign to show relative standing within the major rating categories.

       r This symbol is attached to the ratings of instruments with significant noncredit risks. It highlights risks to principal or volatility of expected returns which are not addressed in the credit rating.

       N.R. This indicates that no rating has been requested, that there is insufficient information on which to base a rating, or that Standard & Poor's does not rate a particular obligation as a matter of policy.

       Moody's Ratings

       Aaa Bonds and preferred stock which are rated Aaa are judged to be of the best quality. They carry the smallest degree of investment risk and are generally referred to as "gilt edged." Interest payments are protected by a large or by an exceptionally stable margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues.

       Aa Bonds and preferred stock which are rated Aa are judged to be of high quality by all standards. Together with the Aaa group they comprise what are generally known as high-grade bonds. They are rated lower than the best bonds because margins of protection may not be as large as in Aaa securities or fluctuation of protective elements may be of greater amplitude or there may be other elements present which make the long-term risk appear somewhat larger than the Aaa securities.

       A Bonds and preferred stock which are rated A possess many favorable investment attributes and are to be considered as upper-medium-grade obligations. Factors giving security to principal and interest are considered adequate, but elements may be present which suggest a susceptibility to impairment some time in the future.

       Baa Bonds and preferred stock which are rated Baa are considered as medium- grade obligations (i.e., they are neither highly protected nor poorly secured). Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack out standing investment characteristics and in fact have speculative characteristics as well.

       Ba Bonds and preferred stock which are rated Ba are judged to have speculative elements; their future cannot be considered as well-assured. Often the protection of interest and principal payments may be very moderate, and thereby not well safeguarded during both good and bad times over the future. Uncertainty of position characterizes bonds in this class.

       B Bonds and preferred stock which are rated B generally lack characteristics of the desirable investment. Assurance of interest and principal payments or of maintenance of other terms of the contract over any long period of time may be small.

       Caa Bonds and preferred stock which are rated Caa are of poor standing. Such issues may be in default or there may be present elements of danger with respect to principal or interest.

       Ca Bonds and preferred stock which are rated Ca represent obligations which are speculative in a high degree. Such issues are often in default or have other marked shortcomings.

       C Bonds and preferred stock which are rated C are the lowest rated class of bonds, and issues so rated can be regarded as having extremely poor prospects of ever attaining any real investment standing.

     Note: Moody's applies numerical modifiers 1, 2, and 3 in each generic rating classification from Aa through Caa. The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking in the lower end of that generic rating category.




                     CLAYMORE SECURITIES DEFINED PORTFOLIOS

                                PROSPECTUS-PART B

                                  June 29, 2006

     Where to Learn More
     You can contact us for free information about this and other investments.

     Visit us on the Internet
     http://www.claymoresecurities.com

     By e-mail
     invest@claymoresecurities.com

     Call Claymore
     (800) 345-7999
     Pricing Line (888) 248-4954

     Call the Bank of New York
     (800) 701-8178 (investors)
     (800) 647-3383 (brokers)

     Additional Information

         This prospectus does not contain all information filed with the Securities and Exchange Commission. To obtain a copy of this information (a duplication fee may be required):

        E mail:   publicinfo@sec.gov
        Write:    Public Reference Section
                  Washington, D.C. 20549-0102
        Visit:    http://www.sec.gov (EDGAR Database)
        Call:     1-202-942-8090 (only for information on the operation of the
                  Public Reference System)

         When units of the trust are no longer available, we may use this prospectus as a preliminary prospectus for a future trust. In this case you should note that:

         The information in this prospectus is not complete with respect to future trusts and may be changed. No one may sell units of a future trust until a registration statement is filed with the Securities and Exchange Commission and is effective. This prospectus is not an offer to sell units and is not soliciting an offer to buy units in any state where the offer or sale is not permitted.




        Contents
                                                              Investment Summary
--------------------------------------------------------------------------------
                      2   Overview
        Strategic Equity Allocation Trust, Series 8
--------------------------------------------------------------------------------
        A concise     2   Investment Objective
        description   2   Principal Investment Strategy
        of essential  2   Security Selection
        information   3   Future Trusts
        about the     3   Essential Information
        portfolio     3   Portfolio Diversification
                      4   Principal Risks
                      4   Who Should Invest
                      4   Fees and Expenses
                      5   Example
                      5   Estimated Annual Income Distributions
                      6   Trust Portfolio

        Global Water Equities Portfolio, Series 4
--------------------------------------------------------------------------------
        A concise     9   Investment Objective
        description   9   Principal Investment Strategy
        of essential 10   Security Selection
        information  11   Future Trusts
        about the    11   Essential Information
        portfolio    11   Portfolio Diversification
                     11   Principal Risks
                     12   Who Should Invest
                     13   Fees and Expenses
                     13   Example
                     14   Estimated Annual Income Distributions
                     15   Trust Portfolio

                                                  Understanding Your Investments
--------------------------------------------------------------------------------
        Detailed     16   How to Buy Units
        information  20   How to Sell Your Units
        to help you  22   Distributions
        understand   22   Investment Risks
        your         24   How the Trust Works
        investment   25   General Information
                     26   Expenses
                     28   Report of Independent Registered Public
                            Accounting Firm
                     29   Statements of Financial Condition

        For the Table of Contents of Part B, See Part B of the prospectus.

        Where to Learn More
--------------------------------------------------------------------------------
        You can contact us for     Visit us on the Internet
        free information about     http://www.claymoresecurities.com
        these investments.         By e-mail
                                   invest@claymoresecurities.com
                                   Call Claymore (800) 345-7999
                                   Pricing Line (888) 248-4954
                                   Call The Bank of New York
                                   (800) 701-8178 (investors)
                                   (800) 647-3383 (brokers)

        Additional Information
--------------------------------------------------------------------------------
        This prospectus does not contain all information filed with the Securities and Exchange Commission. To obtain or copy this information (a duplication fee may be required):

          E-mail:  publicinfo@sec.gov
          Write:   Public Reference Section, Washington, D.C. 20549-0102
          Visit:   http://www.sec.gov (EDGAR Database)
          Call:    1-202-942-8090 (only for information on
                   the operation of the Public Reference Section)

        Refer to:
          Claymore Securities Defined Portfolios, Series 309
               Securities Act file number: 333-134914
               Investment Company Act file number: 811-03763

     When units of the trust are no longer available, we may use this prospectus as a preliminary prospectus for a future trust. In this case you should note that:

     The information in this prospectus is not complete with respect to future trusts and may be changed. No one may sell units of a future trust until a registration statement is filed with the Securities and Exchange Commission and is effective. This prospectus is not an offer to sell units and is not soliciting an offer to buy units in any state where the offer or sale is not permitted.


[photo of sword]


                                                             Claymore Securities
                                                              Defined Portfolios
                                                                      Series 309

                                                                      Prospectus
                                                             Dated June 29, 2006

                                     Strategic Equity Allocation Trust, Series 8

                                       Global Water Equities Portfolio, Series 4

[Claymore logo]




           As filed with the Securities and Exchange Commission on June 29, 2006

                                                    1933 Act File No. 333-134914
                                                     1940 Act File No. 811-03763

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 AMENDMENT NO. 1
                                       TO
                                    FORM S-6

For Registration under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2

     A.   Exact name of Trust:  CLAYMORE SECURITIES DEFINED  PORTFOLIOS,
          SERIES 309

     B.   Name of Depositor: CLAYMORE SECURITIES, INC.

     C.   Complete address of Depositor's principal executive offices:

                                    2455 Corporate West Drive
                                    Lisle, Illinois  60532

     D.   Name and complete address of agents for service:

         CLAYMORE SECURITIES, INC.
         Attention:  Nicholas Dalmaso, Esq.
         Senior Managing Director and General Counsel
         2455 Corporate West Drive
         Lisle, Illinois  60532

         CHAPMAN AND CUTLER LLP
         Attention:  Eric F. Fess, Esq.
         111 West Monroe Street
         Chicago, Illinois  60603

It is proposed that this filing will become effective (check appropriate box)

/ /      immediately upon filing pursuant to paragraph (b)

/ /      on (date) pursuant to paragraph (b)

/ /      60 days after filing pursuant to paragraph (a)

/ /      on (date) pursuant to paragraph (a) of rule 485 or 486

     E. Title of securities being registered: Units of fractional undivided beneficial interest.

     F. Approximate date of proposed sale to the public: As soon as practicable after the effective date of the Registration Statement.

     /x/ Check box if it is proposed that this filing will become effective on June 29, 2006 at 2:00 P.M. Eastern Time pursuant to Rule 487.

                       CONTENTS OF REGISTRATION STATEMENT

     A.   Bonding Arrangements of Depositor:

                  The Depositor has obtained the following Securities Dealer Blanket Bond for its officers, directors and employees:

                         INSURER/POLICY NO.                   AMOUNT

                  National Union Fire Insurance
                  Company of Pittsburgh,                     $250,000
                  Pennsylvania
                  959-9000


     B. This amendment to the Registration Statement comprises the following papers and documents:

                                The facing sheet

                                 The Prospectus

                                 The signatures

           Consents of Independent Registered Public Accounting Firm
                            and Counsel as indicated

                         Exhibits as listed on page S-5

                                   SIGNATURES


         The Registrant, Claymore Securities Defined Portfolios, Series 309 hereby identifies Claymore Securities Defined Portfolios, Series 154, Claymore Securities Defined Portfolios, Series 153, Claymore Securities Defined Portfolios, Series 136, Claymore Securities Defined Portfolios, Series 129, Claymore Securities Defined Portfolios, Series 128, Claymore Securities Defined Portfolios, Series 121, Claymore Securities Defined Portfolios, Series 118, Claymore Securities Defined Portfolios, Series 117, Claymore Securities Defined Portfolios, Series 116, Ranson Unit Investment Trusts, Series 53 and Series 90, Kemper Defined Funds, Series 9, Kemper Defined Funds, Series 45, Kemper Defined Funds Insured National Series 1, Kemper Insured Corporate Trust, Series 1, Kemper Tax-Exempt Insured Income Trust, Multi-State Series 19, and Kemper Government Securities Trust, Series 39 (GNMA Portfolio), Series 40 (GNMA Portfolio) and Series 41 (U.S. Treasury Portfolio) for purposes of the representations required by Rule 487 and represents the following:

          (1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series;

         (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

         (3) that it has complied with Rule 460 under the Securities Act of 1933.

         Pursuant to the requirements of the Securities Act of 1933, the Registrant, Claymore Securities Defined Portfolios, Series 309 has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized in the City of Lisle and State of Illinois on the 29th day of June, 2006.

                              CLAYMORE SECURITIES DEFINED PORTFOLIOS, SERIES 309
                                                                    (Registrant)

                                                    By CLAYMORE SECURITIES, INC.
                                                                     (Depositor)


                                                         By /s/ Nicholas Dalmaso
                                                    ----------------------------
                                                    Senior Managing Director and
                                                                 General Counsel


         Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following persons in the capacities and on the date indicated:



     SIGNATURE*                           TITLE**                               DATE

DAVID HOOTEN*                             Chief Executive Officer and       )    By:  /s/ Nicholas Dalmaso
                                                                                      --------------------
                                          Chairman of the Board of          )         Nicholas Dalmaso
                                          Directors                         )         Attorney-in-Fact*

                                                                                      June 29, 2006

/S/ STEVEN HILL                           Chief Financial Officer                     June 29, 2006
------------------------------
    STEVEN HILL

/S/ NICHOLAS DALMASO                      General Counsel                             June 29, 2006
--------------------
    NICHOLAS DALMASO


--------

* An executed copy of the related power of attorney was filed as Exhibit 6.0 to Registration Statement No. 333-98345 on August 22, 2002.

** The titles of the persons named herein represent their capacity in and relationship to Claymore Securities, Inc., the Depositor.

            CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The consent of Grant Thornton LLP to the use of its report and to the reference to such firm in the Prospectus included in the Registration Statement is filed by this amendment as Exhibit 4.1 to the Registration Statement.


                        CONSENT OF CHAPMAN AND CUTLER LLP

The consent of Chapman and Cutler LLP to the use of its name in the Prospectus included in the Registration Statement is contained in its opinions filed by this amendment as Exhibits 3.1 and 3.2 to the Registration Statement.


                         CONSENT OF DORSEY & WHITNEY LLP

The consent of Dorsey & Whitney LLP to the use of its name in the Prospectus included in the Registration Statement is contained in its opinions filed by this amendment as Exhibits 3.3 and 3.4 to the Registration Statement.

                                LIST OF EXHIBITS

     1.1  Reference Trust Agreement.

    1.1.1 Standard Terms and Conditions of Trust (Reference is made to Exhibit
          1.1.1 to Amendment No. 1 to the Registration Statement on Form S-6 for Claymore Securities Defined Portfolios, Series 116 (File No. 333-72828) filed on December 18, 2001).

     2.1 Code of Ethics (Reference is made to Exhibit 2.1 to the Registration Statement on Form S-6 for Claymore Securities Defined Portfolios, Series 213 (File No. 333-122184) filed on February 9, 2005).

     3.1 Opinion of counsel as to legality of securities being registered including a consent to the use of its name in the Registration Statement.

     3.2 Opinion of counsel as to Federal income tax status of securities being registered including a consent to the use of its name in the Registration Statement.

     3.3 Opinion of counsel as to New York income tax status of securities being registered including a consent to the use of its name in the Registration Statement.

     3.4 Opinion of counsel as to the Trustee and the Trust(s), including a consent to the use of its name in the Registration Statement.

     4.1  Consent of Independent Registered Public Accounting Firm.